

2026 PROXY STATEMENT

and Notice of Annual Meeting of Stockholders



Three Allen Center, 333 Clay Street, Suite 4620
Houston, Texas 77002

Notice of Annual Meeting of Stockholders

To the Stockholders of Oil States International, Inc.:

You are invited to our 2026 Annual Meeting of Stockholders (the "Annual Meeting") of Oil States International, Inc., a Delaware corporation (the "Company"), which will be held virtually. There will be no in-person meeting.

When:	9:00 a.m. central daylight time Tuesday, May 12, 2026
Web Address:	www.meetnow.global/MXH49RR

The purpose of the Annual Meeting is to consider and act on the following:

1. To elect the two (2) Class I members of the Board of Directors named in the Proxy Statement to serve until the 2029 Annual Meeting of Stockholders (Item 1 - see page 12);

2. To conduct an advisory vote to approve executive compensation (Item 2 - see page 34);

3. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026 (Item 3 - see page 66); and

4. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Board of Directors unanimously recommends that you vote FOR Items 1, 2, and 3.

The Company has fixed the close of business on March 18, 2026 as the "Record Date" for determining stockholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof.

By Order of the Board of Directors

Sincerely,

William E. Maxwell

William E. Maxwell
Corporate Secretary
Houston, Texas
March 31, 2026

YOUR VOTE IS IMPORTANT

It is important that your shares be represented and voted at the Annual Meeting. Please complete, sign and return a proxy card, or use the telephone or internet voting systems.

ATTENDING THE MEETING

To participate in the Annual Meeting, you will need to review the information included on your notice, on your proxy card or on the instructions that accompanied your proxy materials.

If you hold your shares through an intermediary, such as a bank or broker, you must register in advance using the instructions listed on page 6.

> **IMPORTANT INFORMATION REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 12, 2026:**
>
> A COPY OF THIS PROXY STATEMENT, PROXY VOTING CARD AND THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2025 ARE AVAILABLE AT WWW.IR.OILSTATESINTL.COM/FINANCIALS/PROXY-STATEMENTS.

Table of Contents

Proxy Summary

This summary provides only a brief outline of selected information contained elsewhere in this Proxy Statement and does not provide a full and complete discussion of the information you should consider. Before voting on the items to be presented at the 2026 Annual Meeting of Stockholders (the "Annual Meeting"), you should review the entire Proxy Statement carefully. References to "Oil States," "we," "us," "our" and the "Company" mean Oil States International, Inc. and its consolidated subsidiaries, unless the context otherwise indicates or requires. For more complete information regarding our 2025 performance, please review the Company's 2025 Annual Report on Form 10-K (the "Form 10-K").

The Company's Form 10-K is being provided to stockholders together with this Proxy Statement and form of proxy beginning on or about March 31, 2026. Our principal offices are located at Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002.

2026 Annual Meeting of Stockholders



TIME AND DATE
Tuesday, May 12, 2026, 9:00 a.m. (central daylight time)



LOCATION
Virtual Stockholder Meeting
www.meetnow.global/MXH49RR



RECORD DATE
March 18, 2026

Agenda and Voting Recommendations

ITEM 1 Election of Directors	**ITEM 2** Advisory Vote on Executive Compensation	**ITEM 3** Ratification of Appointment of Independent Registered Public Accounting Firm
 **FOR each of the nominees** page 12	 **FOR** page 34	 **FOR** page 66

Voting Methods

If you are a stockholder of record, you may vote using one of the following options. In all cases, please have your proxy card in hand and follow the instructions.



IN PERSON ONLINE
Attend the virtual annual meeting at www.meetnow.global/MXH49RR



BY MAIL
Follow the instructions to mark, sign and date your proxy card



BY PHONE
Use any touch-tone telephone to transmit your voting instructions 1-800-652-VOTE(8683)



BY INTERNET
Use the internet to transmit your voting instructions www.investorvote.com/OIS

Online Meeting

We will conduct the Annual Meeting solely online via the internet through a live webcast and online stockholder tools. We believe a virtual format facilitates stockholder attendance and participation by leveraging technology to allow us to communicate more effectively and efficiently with our stockholders. This format empowers stockholders around the world to participate at no cost. We have designed the virtual format to enhance stockholder access and participation and protect stockholder rights.

We Encourage Questions. Stockholders may submit a question live during the meeting, following the instructions below. During the meeting, we will answer as many appropriate stockholder-submitted questions as time permits. We are aware of concerns that virtual meetings may diminish stockholder voices or reduce accountability and are taking steps to address these concerns. For example, our virtual meeting format enhances, rather than constrains, stockholder access, participation



and communication because the online format allows stockholders to communicate with us during the Annual Meeting so they can ask questions to our Board, management and a representative from our independent registered public accounting firm. We have reserved thirty minutes for stockholder questions at our Annual Meeting. We will answer stockholder questions as they come in, as time permits. We are committed to publicly answering each question received following the Annual Meeting, with the exception of any questions that are irrelevant to the purpose of the Annual Meeting or our business or that contain inappropriate or derogatory references. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition.

We Proactively Take Steps to Facilitate Your Participation. During the Annual Meeting, we will offer live technical support for all stockholders attending the meeting.

Meeting Admission

The Annual Meeting will be a completely virtual meeting of stockholders, which will be conducted exclusively by webcast. You are entitled to participate in the Annual Meeting only if you were a stockholder of the Company as of the close of business on the Record Date, or if you hold a valid proxy for the Annual Meeting. No physical meeting will be held.

You will be able to attend the Annual Meeting online and submit your questions during the meeting by visiting www.meetnow.global/MXH49RR. You also will be able to vote your shares online by attending the Annual Meeting by webcast.

To participate in the Annual Meeting, you will need to review the information included on your notice, on your proxy card or on the instructions that accompanied your proxy materials.

The online meeting will begin promptly at 9:00 a.m., central daylight time. We encourage you to access the meeting prior to the start time leaving ample time for the check in. Please follow the registration instructions as outlined in this proxy statement.

If you are a registered stockholder (i.e., you hold your shares through our transfer agent, Computershare), you do not need to register to attend the Annual Meeting virtually on the internet. Please follow the instructions on the notice or proxy card that you received.

If you hold your shares through an intermediary, such as a bank or broker, you must register in advance using the instructions below to attend the Annual Meeting virtually on the internet.

To register to attend the Annual Meeting online by webcast you must submit proof of your proxy power (legal proxy) reflecting your Oil States International, Inc. holdings along with your name and email address to Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 4:00 p.m., central daylight time, on Thursday, May 7, 2026.

You will receive a confirmation of your registration by email after we receive your registration materials.

Requests for registration should be directed to us at the following:

- *By email*

   Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com labeled with the subject line "Legal Proxy"

- *By mail*

   Computershare

   Oil States International, Inc. Legal Proxy

   P.O. Box 43001

   Providence, RI 02940-3001

The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Please note that Internet Explorer is not a supported browser. Participants should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. A link on the meeting page will provide further assistance should you need it or you may call (888) 724-2416 or (781) 575-2748 for international.

We are excited to embrace technology to provide expanded access, improved communication and cost savings for our stockholders and the Company. We believe that hosting a virtual meeting will enable more of our stockholders to attend and participate in the meeting since our stockholders can participate from any location around the world with internet access. In accordance with the Delaware General Corporation Law, a list of the Company's stockholders of record will be available and may be inspected for a period of at least ten days prior to the Annual Meeting. Stockholders as of the record date may inspect the stockholder list by calling the Company's Corporate Secretary at (713) 470-4863 to schedule an appointment.



ITEM 1

To elect the two (2) Class I members of the Board of Directors named in this Proxy Statement to serve until the 2029 Annual Meeting of Stockholders.

The term of the two current Class I directors will expire at the Annual Meeting. As further described beginning on page 12 of this Proxy Statement, the Board of Directors is currently comprised of seven members. The seven members are divided into three classes currently having two members in each of Class I and II, and three members in Class III. Each class is elected for a term of three years so that the term of one class of directors expires at each Annual Meeting of Stockholders.

The Board of Directors recommends that stockholders vote "FOR" the election of each of the Class I director nominees named below.

The Oil States Board of Directors

Set forth below are the names of, and certain information with respect to, the Company's directors, including the two (2) nominees for election to the Class I positions on the Board of Directors as of March 31, 2026.

NAME AND PRINCIPAL OCCUPATION	AGE	DIRECTOR SINCE	INDEPENDENT	OTHER CURRENT PUBLIC COMPANY BOARDS	A	C	NG&S
CLASS I DIRECTORS (NOMINEES TO SERVE UNTIL 2029)							
Lawrence R. Dickerson Former Director, President and Chief Executive Officer, Diamond Offshore Drilling, Inc.	73	2014	✓	• Chair, Great Lakes Dredge & Dock Corporation • Murphy Oil Corporation		◉	
Lloyd A. Hajdik[1] Executive Vice President, Chief Financial Officer and Treasurer, Oil States International, Inc.	60	2026		• None			
CLASS II DIRECTORS (TERM EXPIRING IN 2027)							
Denise Castillo-Rhodes Chief Financial Officer, Texas Medical Center	65	2021	✓	• None	●		
E. Joseph Wright Former Director, Executive Vice President and Chief Operating Officer, Concho Resources, Inc.	66	2018	✓	• CES Energy Solutions Corp.		●	●
CLASS III DIRECTORS (TERM EXPIRING IN 2028)							
Darrell E. Hollek Former Executive Vice President, Operations, Anadarko Petroleum Corporation	69	2018	✓	• None	●		◉
Robert L. Potter Chair, Oil States International, Inc. Former President FMC Technologies, Inc.	75	2017	✓	• None		●	●
Hallie A. Vanderhider Former Managing Director, SFC Energy Partners	68	2019	✓	• EQT Corporation	◉		
RETIRING DIRECTOR							
Cindy B. Taylor President and Chief Executive Officer, Oil States International, Inc.	64	2007		• AT&T Inc.			

A Audit Committee   **C** Compensation Committee   **NG&S** Nominating, Governance and Sustainability Committee
◉ Chair   ● Member

(1) On March 20, 2026, the Board appointed Mr. Hajdik, the Company's current Executive Vice President, Chief Financial Officer and Treasurer, to succeed Ms. C. Taylor as President and Chief Executive Officer, effective May 1, 2026. In connection with Mr. Hajdik's appointment as President and Chief Executive Officer, the Board appointed Mr. Hajdik to the Board as a Class I Director, effective May 1, 2026. As a result of her retirement from the Board effective May 1, 2026, Ms. C. Taylor will not be standing for reelection at the Annual Meeting.



Proxy Summary



Director Independence

6 of our 7 Directors are Independent, including our Chair

Director Tenure

| 0-5 years | 6-10 years | 11+ years |

Average Director Tenure: **6.8 years**

Director Skills and Experience

Executive Leadership	7
Financial Experience	7
Energy/Oilfield Services	6
Outside Board Experience	5
International Operations	4
Past or Present CFO	4
Past or Present CEO	2

Our Directors bring leadership skills and experience in areas relevant to Oil States

Data is as of May 1, 2026 and gives effect to Ms. C. Taylor's retirement and Mr. Hajdik's appointment to the Board.

Corporate Governance

Oil States has corporate governance policies and guidelines that the Board of Directors believes are consistent with Oil States' values, and that promote the effective functioning of the Board, its committees and the Company. The Corporate Governance section of this Proxy Statement beginning on page 22 describes our governance framework, which includes the following:

Board and Governance Information

Size of Board	Separate Independent Chair and CEO Roles	Board Risk Assessment Oversight	Stock Ownership Guidelines for Directors and Executive Officers
7	Yes	Yes	Yes
Number of Independent Directors	**Independent Directors Meet in Executive Session**	**Code of Conduct for Directors, Officers and Employees**	**Anti-Hedging and Pledging Policies**
6	Yes	Yes	Yes
Stockholder Engagement	**Annual Board and Committee Evaluations**	**Incentive Compensation Recoupment and Clawback Policies**	**Financial Code of Ethics for Senior Officers**
Yes	Yes	Yes	Yes
Insider Trading Policy	**Outside Public Company Board Service Limit**	**Director Orientation and Continuing Education**	**Director Resignation Policy**
Yes	Yes	Yes	Yes

ITEM 2	To conduct an advisory vote to approve executive compensation.

The Board of Directors believes Oil States' executive compensation program closely links executive compensation to the execution of our strategy and accomplishment of our goals that coincide with stockholder objectives. We recommend that you review our Compensation Discussion and Analysis beginning on page 35, which explains in greater detail our executive compensation programs. While the outcome of this proposal is non-binding, the Board of Directors and Compensation Committee will consider the outcome of the vote when making future compensation decisions.

The Board of Directors recommends a vote "FOR" the adoption, on an advisory basis, of the resolution approving the compensation of our Named Executive Officers.

Our Compensation Philosophy

The Company's philosophy regarding the executive compensation program for our Named Executive Officers (together referred to as the "NEOs" or "Named Executive Officers" throughout) and other senior managers has been to design a compensation package that provides competitive base salary levels and compensation incentives that (i) attract and retain individuals of outstanding ability in these key positions, (ii) recognize corporate performance relative to established goals and the performance of the Company relative to the performance of other companies of comparable size, complexity and quality and against budget goals, and (iii) support both the short-term and long-term strategic goals of the Company. The Company's compensation programs are designed to provide compensation that:

Attracts, motivates, rewards and retains high-performing executives	**+**	Reinforces the relationship between strong individual performance of executives and business results	**+**	Aligns the interests of our executives with the long-term interests of our stockholders	**+**	Neither promotes overly conservative actions or excessive risk taking

In order to further its pay-for-performance goal, the Compensation Committee has determined it appropriate to deliver a significant portion of executive compensation as at risk compensation, including both short- and long-term incentives. The following charts depict elements of the target compensation for the Chief Executive Officer and collectively for the other Named Executive Officers of the Company.

2025 Target Compensation Mix



CHIEF EXECUTIVE OFFICER

82% At Risk Compensation

18% Base Salary | **20%** Short-term Cash Incentives | **62%** Long-term Equity/Performance-based Incentives

ALL OTHER NAMED EXECUTIVE OFFICERS

75% At Risk Compensation

25% Base Salary | **20%** Short-term Cash Incentives | **55%** Long-term Equity/Performance-based Incentives

Reported versus Actual Paid Values of Executive Compensation

The Compensation Committee is committed to targeting reasonable and competitive compensation for the Named Executive Officers. Because a significant portion of the Named Executive Officers' compensation is at risk, the target values established at the date of award may vary substantially from the values actually paid from year-to-year, particularly given the highly cyclical nature of the energy services industry.

"Reported compensation" is the total compensation that is reported in the Summary Compensation Table of our Proxy Statement which reflects equity awards at grant date values. As further described and detailed under "Pay versus Performance" beginning on page 61, "actual compensation paid" values presented in the tables below were determined in accordance with the requirements of Item 402(v) of Regulation S-K, which requires the Company to make certain adjustments to equity compensation amounts reported in the Summary Compensation Table (including unrealized gains (losses) during the year on unvested equity awards) in an effort to more closely reflect amounts actually earned by the Named Executive Officers.

The following table summarizes "reported compensation" values for our Chief Executive Officer and collective average for the other Named Executive Officers, as compared to "actual compensation paid" values for the years ended December 31, 2021, 2022, 2023, 2024 and 2025 (in thousands):

Reported Versus Actual Paid Compensation Values



As discussed above, "compensation actually paid" includes Securities and Exchange Commission (the "SEC") required adjustments for unrealized gains and losses on unvested equity awards during the year.

ITEM

3

To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026.

As further detailed beginning on page 66, our Board of Directors has ratified our Audit Committee's appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026, and, as a matter of good governance, we are seeking stockholder ratification of that appointment.

The Board of Directors recommends that stockholders vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026.



Election of Directors

The Board of Directors is currently comprised of seven members. The seven members are divided into three classes currently having two members in each of Class I and II, and three members in Class III. Each class is elected for a term of three years, so that the term of one class of directors expires at each Annual Meeting of Stockholders.

The term of the two current Class I directors will expire at the Annual Meeting. The term of the Class II directors will expire at the 2027 Annual Meeting of Stockholders and the term of the Class III directors will expire at the 2028 Annual Meeting of Stockholders.

Nominees

Lawrence R. Dickerson and Cindy B. Taylor, presently serve as Class I directors. Ms. C. Taylor will be retiring from the Board on May 1, 2026. The Board thanks Ms. C. Taylor for her 19 years of service. The Board of Directors has nominated Lawrence R. Dickerson and Lloyd A. Hajdik to fill the expiring Class I positions on the Board of Directors, to hold office for three-year terms expiring at the Annual Meeting of Stockholders in 2029, or until his successor has been duly elected and qualified, or until his or her earlier death, resignation or removal. Stockholder nominations will not be accepted for filling Board of Directors seats at the Annual Meeting because our bylaws require advance notice

for such a nomination, the time for which has passed. Our Board of Directors has determined that Lawrence R. Dickerson is "independent" as that term is defined by the applicable New York Stock Exchange (the "NYSE") listing standards. See "Director Independence" below for a discussion of director independence determinations. The Board of Directors recommends that stockholders vote "FOR" the election of Lawrence R. Dickerson and Lloyd A. Hajdik as Class I directors.

There are no family relationships among executive officers and/or the directors of the Company.

Vote Required

A plurality of votes of the shares present in person or represented by proxy cast at the Annual Meeting and entitled to vote on the election of directors is required for the election of directors. You may vote for all the nominees, withhold authority to vote your shares for all the nominees or withhold authority to vote your shares with respect to any one or more of the nominees. A ballot for a nominee that is marked "withheld" will not be counted as a vote cast.

Broker non-votes will not have any effect on the outcome of voting on director elections. If any nominee should be unable to serve as a director, the shares represented by proxies will be voted for the election of a substitute nominated by the Board of Directors to replace such nominee, or the Board of Directors may reduce the size of the Board, at its discretion.

Director Resignation Policy

Our Corporate Governance Guidelines provide that in an uncontested election, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election (a "Majority Withheld Vote") shall promptly tender his or her resignation for consideration by the Nominating, Governance and Sustainability Committee following certification of the stockholder vote.

The Nominating, Governance and Sustainability Committee shall promptly consider the resignation offer and make a recommendation to the Board of Directors as to whether the resignation should be accepted. In making this recommendation, the Nominating, Governance and Sustainability Committee will consider all factors deemed relevant by its members including, without limitation:

(1) the underlying reasons why stockholders may have "withheld" votes for election from such director, if known; (2) the length of service and qualifications of the director whose resignation has been tendered; (3) the director's past and potential future contributions to the Company; (4) the current mix of skills and attributes of directors on the Board; (5) whether, by accepting the resignation, the Company will no longer be in compliance with any applicable law, rule, regulation, or governing instrument; and (6) whether accepting the resignation would be in the best interests of the Company and its stockholders. Thereafter, the Board will promptly disclose the material findings of its decision-making process and its decision as to whether to accept the director's resignation offer (or, if applicable, the reason(s) for rejecting the resignation offer) in a Form 8-K furnished to the SEC.

 **The Board of Directors recommends that stockholders vote "FOR" the election of each of the director nominees.**

Nominees and Directors Continuing in Office

Set forth below are the names of, and certain information with respect to, the Company's directors, including the nominees for election to the Class I positions of the Board of Directors as of March 31, 2026.

Nominees for Election at the Annual Meeting for a Term Expiring in 2029 (Class I Directors)



Lawrence R. Dickerson

Oil States Board Committees:
Compensation (Chair)

Other Current Public Directorships:
Great Lakes Dredge & Dock Corporation
Murphy Oil Corporation

Age:
73

Director since:
May 2014

Independent

Mr. Dickerson retired in March 2014 as President and Chief Executive Officer of Diamond Offshore Drilling, Inc., an offshore drilling company. During his 34-year career at Diamond, Mr. Dickerson held a number of senior positions, including Chief Operating Officer and Chief Financial Officer. He holds a B.B.A. from the University of Texas.

Attributes, Skills and Experience

 Executive Leadership    Energy/Oilfield Services    Past CEO

 High Level of Financial Experience    International Operations    Past CFO

 Outside Board Experience



Lloyd A. Hajdik

Oil States Board Committees:
None

Other Current Public Directorships:
None

Age:
60

Director since:
May 2026

Mr. Hajdik joined the Company in December 2013. He has served as our Executive Vice President, Chief Financial Officer and Treasurer since May 2016 and as our Senior Vice President, Chief Financial Officer and Treasurer from December 2013 to May 2016. Prior to joining the Company, he served as the Chief Financial Officer of GR Energy Services, LLC, a privately-held oilfield services entity, from September to November 2013. From December 2003 to April 2013, Mr. Hajdik served in various financial management roles with Helix Energy Solutions Group, Inc. ("Helix"), most recently as Senior Vice President – Finance and Chief Accounting Officer. Prior to joining Helix, Mr. Hajdik served in a variety of accounting and finance related roles of increasing responsibility with Houston-based companies, including NL Industries, Inc., Compaq Computer Corporation (now Hewlett Packard), Halliburton Company, Cliffs Drilling Company and Shell Oil Company. Mr. Hajdik was with Ernst & Young LLP in the audit practice from 1989 to 1995. He graduated Cum Laude with a B.B.A. from Texas State University. Mr. Hajdik is an Advisory Board Member for the Energy Workforce & Technology Council, a Certified Public Accountant and a member of Financial Executives International.

Attributes, Skills and Experience

 Executive Leadership

 Energy/Oilfield Services

 Present CEO[1]

 High Level of Financial Experience

 International Operations

 Current CFO

(1) On March 20, 2026, the Board appointed Mr. Hajdik, the Company's current Executive Vice President, Chief Financial Officer and Treasurer, to succeed Ms. C. Taylor as President and Chief Executive Officer, effective May 1, 2026.

Retiring Director



Cindy B. Taylor

Oil States Board Committees:
None

Other Current Public Directorships:
AT&T Inc.

Age:
64

Director since:
May 2007

Ms. Taylor is the Chief Executive Officer and President of Oil States and is a member of the Company's Board of Directors. She has held these positions for 18 years since assuming the role in May 2007. From May 2006 until May 2007, Ms. Taylor served as President and Chief Operating Officer of Oil States and served as Senior Vice President—Chief Financial Officer and Treasurer prior to that. From August 1999 to May 2000, Ms. Taylor was the Chief Financial Officer of L.E. Simmons & Associates, Incorporated. Ms. Taylor served as the Vice President—Controller of Cliffs Drilling Company from July 1992 to August 1999 and held various management positions with Ernst & Young LLP, a public accounting firm, from January 1984 to July 1992. Ms. Taylor was a director of the Federal Reserve Bank of Dallas from January 2020 through December 31, 2025 and previously served as a director of the Federal Reserve Bank's Houston Branch from 2018 to 2019. She received a B.B.A. in Accounting from Texas A&M University and is a Certified Public Accountant.

Attributes, Skills and Experience

 Executive Leadership    Energy/Oilfield Services    Present CEO

 High Level of Financial Experience    International Operations    Past CFO

 Outside Board Experience

Directors Continuing in Office

Class II Directors (Term Expiring in 2027)



Denise Castillo-Rhodes

Oil States Board Committees:
Audit

Other Current Public Directorships:
None

Former Public Directorships:
Allegiance Bancshares, Inc. (2020-2022)

Age:
65

Director since:
May 2021

Independent

Ms. Castillo-Rhodes is Chief Financial Officer of Texas Medical Center, where she oversees investments, accounting, finance, risk management and tax compliance. Ms. Castillo-Rhodes also serves as secretary of the board and chair of the Audit & Finance committee for Thermal Energy Corporation and as a director for the TMC Library and Texas Medical Center Hospital Laundry Co-Op, all of which are member institutions of Texas Medical Center. Ms. Castillo-Rhodes has served Texas Medical Center in this capacity since 2004. Prior to becoming Chief Financial Officer, from 2002-2004, Ms. Castillo-Rhodes served as Vice President and Controller for Texas Medical Center. Prior to joining Texas Medical Center, Ms. Castillo-Rhodes served as Controller for Nabisco's Manufacturing Facility in Houston. Ms. Castillo-Rhodes is a Trustee for the City of Houston's Municipal Employee Pension System and in 2022 was appointed by Governor Abbott to serve on the Governor's Commission for Women. Ms. Castillo-Rhodes holds a Bachelor of Business Administration from the University of Texas at El Paso and a Master of Business Administration from the University of St. Thomas. She is a Certified Public Accountant and is a member of the Texas Society of Certified Public Accountants and American Institute of Certified Public Accountants.

Attributes, Skills and Experience

 Executive Leadership

 Outside Board Experience

 High Level of Financial Experience

 Present CFO



E. Joseph Wright

Oil States Board Committees:
Compensation
Nominating, Governance and Sustainability

Other Current Public Directorships:
CES Energy Solutions Corp.

Former Public Directorships:
Concho Resources Inc. (2017-2021)

Age:
66

Director since:
May 2018

Independent

Since February of 2021, Mr. Wright has served as an independent partner of Geneses Capital Management, LLC. In January 2019, Mr. Wright retired from Concho Resources Inc. ("Concho"), an independent exploration and production company engaged in the acquisition, development and exploration of oil and natural gas properties, where he most recently served as Executive Vice President and Chief Operating Officer. He served as a director of Concho from May 2017 to January 2021. Since joining Concho from its formation in 2004, Mr. Wright held a variety of leadership positions, including Senior Vice President and Chief Operating Officer and Vice President of Engineering and Operations. As Executive Vice President and Chief Operating Officer, he oversaw Concho's drilling and completion programs, as well as its government, regulatory affairs and human resources functions. Prior to Concho, Mr. Wright was Vice President of Operations and Engineering of Concho Oil & Gas Corp. from its formation in 2001 until its sale in 2004. From 1997 to 2001, he was Vice President of Operations of Concho Resources Inc., a predecessor company to Concho Oil & Gas Corp. Mr. Wright has also worked in several operations, engineering and capital markets positions at Mewbourne Oil Company. He holds a Bachelor of Science degree in Petroleum Engineering from Texas A&M University.

Attributes, Skills and Experience

 Executive Leadership    Energy/Oilfield Services

 Financial Experience    Outside Board Experience

Class III Directors (Term Expiring in 2028)



Darrell E. Hollek

Oil States Board Committees:
Audit
Nominating, Governance and Sustainability (Chair)

Other Current Public Directorships:
None

Age:
69

Director since:
June 2018

Independent

Mr. Hollek served as Executive Vice President, Operations of Anadarko Petroleum Corporation ("Anadarko"), an independent oil and natural gas exploration and production company with operations onshore and offshore the United States, and internationally in Africa and South America until he retired in 2017. His responsibilities included U.S. onshore exploration, production and midstream activities along with Gulf of Mexico and international operations. During his 38-year career at Anadarko, Mr. Hollek held a number of senior leadership positions, including Executive Vice President, U.S. Onshore Exploration and Production, Senior Vice President, Deepwater Americas Operations and Vice President of Gulf of Mexico and Worldwide Deepwater Operations. Mr. Hollek holds a Bachelor of Science degree in Mechanical Engineering from Texas A&M University.

Attributes, Skills and Experience

 Executive Leadership    Energy/Oilfield Services

 Financial Experience    International Operations



Robert L. Potter

Oil States Board Committees:
Compensation
Nominating, Governance and Sustainability

Other Current Public Directorships:
None

Age:
75

Director since:
July 2017

Independent Chair since:
August 2018

Mr. Potter served as President of FMC Technologies, Inc. ("FMC"), a global provider of technology solutions for the energy industry, from August 2012 until November 2013 when he retired. Mr. Potter joined FMC in 1973 after his graduation from Rice University with a degree in Commerce. He served in a number of sales management roles in North America and overseas (Middle East, Europe, and Africa). Subsequently, he held numerous operations management roles responsible for multiple manufacturing facilities throughout North and South America. In 2001, Mr. Potter was appointed as Vice President of Energy Processing and a corporate officer following FMC Technologies split from FMC Corporation. In this role, Mr. Potter was responsible for multiple global businesses focused on downstream energy applications. In 2007, he was appointed Senior Vice President of Energy Processing and Global Surface Wellhead and then in 2010 to Executive Vice President of Energy Systems where he was responsible for FMC's upstream and downstream portfolio. Mr. Potter is a former chair of the board for the Petroleum Equipment & Services Association and a former member of the board of directors of the National Ocean Industries Association. He is a current member of the Board of Advisors for the Jones Graduate School of Business at Rice University.

Attributes, Skills and Experience

 Executive Leadership
 Energy/Oilfield Services
 Outside Board Experience

 Financial Experience
 International Operations

---



Hallie A. Vanderhider

Oil States Board Committees:
Audit (Chair)

Other Current Public Directorships:
EQT Corporation

Former Public Directorships:
Noble Midstream Partners LP (2016-2021)

Age:
68

Director since:
July 2019

Independent

Ms. Vanderhider served as Managing Director of SFC Energy Partners, a private equity firm, from January 2016 to June 2022, when she retired. Previously, Ms. Vanderhider served as Managing Partner of Catalyst Partners LLC, a merchant banking firm providing financial advisory and capital services to the energy and technology sectors, from August 2013 to May 2016. She served for ten years as President, Chief Operating Officer and member of the board of Black Stone Minerals Company, L.P., where prior to becoming President in 2007, she served as Executive Vice President and Chief Financial Officer. Prior to Black Stone, Ms. Vanderhider served as Chief Financial Officer for EnCap Investments from 1994 to 2003. Before joining EnCap, Ms. Vanderhider served as Chief Accounting Officer of Damson Oil Corp. She received a B.B.A. in Accounting from the University of Texas at Austin and is a Certified Public Accountant.

Attributes, Skills and Experience

 Executive Leadership
 Energy/Oilfield Services
 Past CFO

 High Level of Financial Experience
 Outside Board Experience

Executive Officers

The following profiles provide the relevant experience, age and tenure with the Company as of March 31, 2026 of our executive officers of the Company. Information with respect to our Chief Financial Officer is included herein.



Matthew E. Autenrieth

Vice President of Finance and Assistant Treasurer[1]

Age: 42

Mr. Autenrieth joined the Company in December 2007, and has served the Company in various financial leadership roles, most recently as Vice President of Finance and Assistant Treasurer. Mr. Autenrieth is responsible for the Company's treasury administration, corporate development, risk management, and financial planning and analysis functions as a trusted advisor to the executive management team. In this capacity and throughout his tenure with the Company, Mr. Autenrieth has held positions of increasing levels of responsibility. He has played a critical role in management of the Company's lender relationships, credit facilities and other debt financing initiatives, evaluation and execution of numerous strategic acquisitions and divestitures, development of long-term strategic forecasting and financial modeling initiatives and management of the Company's business risk insurance portfolio. Mr. Autenrieth holds an M.B.A. and a B.B.A. in Finance from Houston Christian University.

(1) Matthew E. Autenrieth, the Company's current Vice President of Finance and Assistant Treasurer, has been appointed to succeed Mr. Hajdik as Executive Vice President, Chief Financial Officer and Treasurer, effective as of May 1, 2026.



Philip S. "Scott" Moses

Executive Vice President and Chief Operating Officer

Age: 58

Mr. Moses joined the Company in August 1996. He has served as Executive Vice President and Chief Operating Officer since July 2022. From May 2021 to July 2022, he served as Executive Vice President, Offshore/ Manufactured Products and Downhole Technologies. From May 2016 to May 2021, he served as Executive Vice President, Offshore/ Manufactured Products. From July 2015 to May 2016 he served as President, Offshore/ Manufactured Products. From February 2013 to July 2015, Mr. Moses served as Senior Vice President, Offshore/ Manufactured Products having responsibility over all U.S. and international locations within that business segment. From February 2011 to February 2013, he served as Senior Vice President, Engineering and Industrial Products, Offshore Products. Since joining the Company immediately after attending college, Mr. Moses has held various engineering, project management and senior leadership roles engaged in product design, improving operational efficiencies, directing worldwide facility expansion efforts, and growing the Company through R&D initiatives as well as integrating several key acquisitions. Mr. Moses holds a B.S. in Mechanical Engineering from Texas A&M University.



Brian E. Taylor

Senior Vice President, Controller and Chief Accounting Officer

Age: 63

Mr. Taylor joined the Company in September 2016. He has served as our Senior Vice President, Controller and Chief Accounting Officer since February 2022 and as our Vice President, Controller and Chief Accounting Officer from September 2016 to February 2022. Prior to joining the Company, Mr. Taylor managed personal family investments from January 2015 to September 2016. From April 2012 to December 2014, Mr. Taylor served as Vice President and Chief Financial Officer of Conn's, Inc., a specialty retailer. Mr. Taylor served as Finance Integration Manager for Schlumberger Limited from September 2010 to April 2012, following its acquisition of Smith International, Inc. From September 1999 through August 2010, he served in various financial management roles with Smith International, Inc., including Corporate Vice President and Controller. Mr. Taylor also served two years at Camco International, Inc. (also acquired by Schlumberger Limited) as its Director of Corporate Accounting and Worldwide Controller. He began his career at Arthur Andersen L.L.P., spending 10 years in its assurance practice. Mr. Taylor is a Certified Public Accountant and received a B.S. in Accounting from Louisiana State University.

Corporate Governance

Corporate Governance Guidelines

The Company has adopted corporate governance guidelines entitled "Corporate Governance Guidelines," which are available at www.oilstatesintl.com by first clicking "Corporate Governance" and then "Corporate Governance Guidelines." These guidelines were adopted by the Board of Directors so that the Board of Directors has the necessary authority and practices in place to make decisions that are independent from management, that the Board of Directors adequately performs its function as the overseer of management and to help ensure that the interests of the Board of Directors and management are aligned with the interests of the Company's stockholders.

Selecting Our Directors

Our director nomination process for new Board of Directors members is as follows:

*   The Nominating, Governance and Sustainability Committee, the Chair of the Board, or another member of the Board identifies a need to add a new Board member who meets specific criteria or to fill a vacancy on the Board of Directors.

*   The Nominating, Governance and Sustainability Committee initiates a search by working with staff support, seeking input from members of the Board and senior management or hiring a search firm, if deemed necessary, and endeavors to find an initial pool of qualified candidates that includes (but need not be limited to) persons that are diverse in viewpoints, backgrounds, education and business experience.

*   The Nominating, Governance and Sustainability Committee considers candidate recommendations properly submitted by stockholders using the same criteria it applies to evaluate other candidates, consistent with the Board's practices and policies.

*   The initial slate of candidates that will satisfy specific criteria and otherwise qualify for membership on the Board of Directors is identified and presented to the Nominating, Governance and Sustainability Committee.

*   The Chair of the Board and at least one member of the Nominating, Governance and Sustainability Committee interview prospective candidate(s).

*   The full Board of Directors is kept informed of progress.

*   The Nominating, Governance and Sustainability Committee offers other directors the opportunity to interview the candidate(s) and then meets to consider and approve the final candidate(s).

*   The Nominating, Governance and Sustainability Committee seeks the endorsement of the Board of Directors of the final candidate(s).

*   The final candidate(s) are nominated by the Board of Directors or appointed to fill a vacancy (including a vacancy that results from the Board of Directors expanding the size of the Board).

To submit a candidate recommendation to the Nominating, Governance and Sustainability Committee, a stockholder should send a written request, as discussed below, to the attention of the Company's Secretary at Oil States International, Inc., Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002. A stockholder may make a nomination for election to our Board of Directors for the 2027 Annual Meeting of Stockholders by delivering proper notice to our Secretary at least 120 days prior to the first anniversary date of the 2026 Annual Meeting as more fully described below under Nominating, Governance and Sustainability Committee.

Qualifications of Directors

When identifying director nominees, the Nominating, Governance and Sustainability Committee will consider the following:

- the person's reputation and integrity;
- the person's qualifications to serve as an independent, disinterested, and non-employee or outside director;
- the person's education, skills and business, government or other professional experience and acumen, bearing in mind the composition of the Board of Directors and the current state of the Company and the energy industry generally at the time of determination;
- the diversity of viewpoints of the Board of Directors, and the optimal enhancement of the current mix of educational backgrounds;

- the number of other public companies for which the person serves as a director and the availability of the person's time and commitment to the Company; and
- the person's knowledge of areas and businesses in which the Company operates.

The Nominating, Governance and Sustainability Committee and the Board of Directors believe the above mentioned attributes, along with the leadership skills and other experience of its Board of Directors described below, provide the Company with the perspectives and judgment necessary to guide the Company's strategies and monitor their execution.

The following table notes the breadth and variety of business experience that each of our director nominees bring to the Company.

Knowledge, Skills and Experience	CASTILLO-RHODES	DICKERSON	HAJDIK	HOLLEK	POTTER	VANDERHIDER	WRIGHT
Executive Leadership	●	●	●	●	●	●	●
Financial Experience	●	●	●	●	●	●	●
Energy/Oilfield Services		●	●	●	●	●	●
International Operations		●	●	●	●		
Past or Present CEO		●	●				
Past or Present CFO	●	●	●			●	
Outside Board Experience	●	●			●	●	●

(1)   Data is as of May 1, 2026 and gives effect to Ms. C. Taylor's retirement and Mr. Hajdik's appointment to President and Chief Executive Officer.

In selecting nominees for the Board of Directors, the Nominating, Governance and Sustainability Committee considers, among other things, educational background, business and industry experience, diversity of viewpoints and knowledge of different geographic markets and oilfield services and products. The Nominating, Governance and Sustainability Committee considers varied backgrounds and skills as a priority and endeavors to select directors from an initial pool of qualified candidates that includes (but need not be limited to) persons that are diverse in

viewpoints, backgrounds, education and business experience. In the case of current directors being considered for renomination, in addition to the Board skills and qualifications discussed above, the Nominating, Governance and Sustainability Committee takes into account the director's service on the Board of Directors including the director's history of attendance at Board and committee meetings and the director's preparation for and participation in such meetings.

Director Independence

To qualify as "independent" under the NYSE listing standards, a director must meet objective criteria set forth in the NYSE listing standards, and the Board of Directors must affirmatively determine that the director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us).

The Board of Directors reviews all direct or indirect business relationships between each director (including his or her immediate family) and our Company, as well as each director's relationships with charitable organizations, to assess director independence as defined in the listing standards of the NYSE. The NYSE listing standards include a series of objective tests to determine independence, such as whether the director is an employee of our Company or has engaged in various types of business dealings, directly or indirectly, with our Company.

In addition, as further required by the NYSE, the Board of Directors has made a subjective determination as to each independent director that no material relationships exist between each such director and the Company, considering a number of factors including the nature of any personal friendships or relationships among Directors and members of management. When assessing the materiality of a director's relationship with us, the Board of Directors considers the issue not merely from the standpoint of the director, but also from the standpoint of the persons or organizations with which the director has an affiliation.

The Board of Directors has determined that Messrs. Potter, Dickerson, Hollek and Wright and Mses. Castillo-Rhodes and Vanderhider qualify as "independent" in accordance with NYSE listing standards. Ms. C. Taylor, our President and Chief Executive Officer, is currently the only non-independent director. Upon his appointment to the Board of Directors and as President and Chief Executive Officer, Mr. Hajdik will become the only non-independent director.

Role and Responsibilities of the Board

Board of Directors Oversight of Enterprise Risk

Risk oversight is a responsibility of the Board of Directors. The Board of Directors utilizes an Enterprise Risk Management ("ERM") process to assist in fulfilling its oversight responsibilities.

Management and all employees are responsible for day-to-day risk management. Each year, management conducts a comprehensive risk assessment of Oil States' business. The risk assessment process is global in nature and is focused on four main areas: strategic risks (both internal and external); compliance risks; information technology risks; and operational risks. Information relevant to this risk assessment is obtained through surveys and/or interviews of key executives, business segment leaders, and other managers. Our ERM process is designed to identify and assess the Company's most significant risks (over the short-, medium- and long-term) in these areas, including: the potential magnitude of the risk; likelihood of the risk occurring; and the speed with which the risk could impact the Company; as well as to identify steps to mitigate and manage each significant risk. The results of the risk assessment are reviewed on an annual basis with the Board of Directors and are integral to the Board of Directors and its committees' deliberations.

The Board of Directors has delegated responsibility for overseeing certain enterprise risks to its standing committees. The Audit Committee oversees the monitoring and assessment of risks related to financial reporting, related compliance matters and cybersecurity. The Compensation Committee is responsible for overseeing the review and assessment of risks related to the Company's compensation policies and programs to enhance the correlation of executive pay and performance objectives, and to maintain alignment of interests between executive management and the Company's stockholders. The Nominating, Governance and Sustainability Committee is responsible for overseeing risks related to the Company's corporate governance policies, and environmental (including climate-related risks and corporate responsibility and sustainability activities and practices. Strategical operational risks are handled by the full Board.

Executive & Director Stock Ownership and Retention Guidelines

We have executive and director stock ownership guidelines, designed to align executive and director interests with stockholder interests. For a description of the guidelines applicable to our executive officers and directors, see "Compensation Discussion and Analysis – Executive Stock Ownership and Retention Guidelines."

Securities Trading Policy

The Company has a securities trading policy ("Securities Trading Policy") governing transactions in the Company's securities that applies to directors, officers and employees, and the Company's policy is to comply with applicable securities laws when transacting in its own securities. We believe our Securities Trading Policy and the Company's policy are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the listing standards applicable to the Company. A copy of the Securities Trading Policy was filed as Exhibit 19.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024. For a description of our Insider Trading Policy, see "Compensation Discussion and Analysis – Securities Trading Policy."

Anti-Hedging and Pledging Policies

Our directors and officers are prohibited from purchasing financial instruments designed to hedge or offset against a decrease in the market value of the Company's stock, holding Company stock in margin accounts, or pledging Company securities as collateral for loans. These prohibitions apply to any Company equity held directly or indirectly (including equity granted as compensation or otherwise held) by directors, and by executives and management personnel who are in charge of business segments, divisions or key functions (such as operations, sales, administration, finance or accounting), and any other officer performing policy-making functions. Our anti-hedging policy does not address employees other than such officers, and does not directly address the designees of directors, officers or employees. While no categories of hedging are specifically permitted for directors and officers, our policy does not specifically address prepaid variable forward contracts, equity swaps, collars or exchange funds, however entry into any of these would, in practice, be considered entry into a hedging transaction under our policy, and therefore would be prohibited.

Incentive Compensation Recoupment Policy for Named Executive Officers

In October 2023, the Company's Board of Directors adopted an incentive-based compensation recoupment policy (the "Recoupment Policy") covering its Named Executive Officers responsive to SEC required changes in NYSE listing standards. The policy provides the Company with the ability to seek recoupment of any performance-based compensation received by a Named Executive Officer on or after October 2, 2023 if the Company is required to restate its financial statements due to a material misstatement. For periods prior to October 2023, our Named Executive Officers were subject to the Company's incentive compensation clawback policy described below.

Supplemental Incentive Compensation Clawback Policy

The Company adopted its original incentive compensation clawback policy in 2017. The policy provides the Company with the ability, in appropriate circumstances, to seek restitution of any performance-based compensation received by an employee (including Named Executive Officers) as a result of such employee's fraud or misconduct, resulting in a material misstatement contained in the Company's financial statements, which results in a restatement of these financial statements. In October 2023, we adopted a new incentive compensation clawback policy to comply with new clawback laws (described above); therefore, our original policy was amended and restated to apply more generally to our employee population that may receive incentive compensation awards.
However, with respect to any officer covered by the Recoupment Policy described above, to the extent that the Recoupment Policy and our original policy conflict or potentially cover the same event, we will apply the terms of the Recoupment Policy.

Corporate Code of Business Conduct and Ethics

All directors, officers and employees of the Company must act ethically at all times and in accordance with the policies comprising the Company's ethics policy entitled "Corporate Code of Business Conduct and Ethics" ("Business Conduct and Ethics Code"). This policy is available on the Company's web site at www.oilstatesintl.com by first clicking "Corporate Governance" and then "Corporate Code of Business Conduct and Ethics."

Ethical principles set forth in this policy include, among other principles, matters such as:

• Acting ethically with honesty and integrity

• Avoiding conflicts of interest

• Complying with disclosure and reporting obligations with full, fair, accurate, timely and understandable disclosures

• Complying with applicable laws, rules and regulations

• Acting in good faith

• Promoting honest and ethical behavior by others

• Respecting confidentiality of information

• Responsibly using and maintaining assets and resources

Employees are required to complete online training on a regular basis which includes a review of the Business Conduct and Ethics Code and an acknowledgement that the employee has read and understands the policy.
The Company has a Compliance Committee composed of key employees that meet quarterly to assess efforts and processes to ensure compliance with laws and regulations to which the Company is subject.

Financial Code of Ethics for Senior Officers

The Company's Financial Code of Ethics for Senior Officers applies to the Chief Executive Officer, Chief Financial Officer, principal accounting officer, and other senior accounting and financial officers ("Senior Officers"). Senior Officers must also comply with the Business Conduct and Ethics Code. Each of these policies are available for review on the Company's website at www.oilstatesintl.com. We intend to disclose amendments to and waivers, if any, to each of these policies, as required, on our website promptly following the date of any such amendment or waiver, but in no event later than four business days following such waiver or amendment

The Board's Role in Stockholder Engagement

Stockholders or other interested parties may send communications, directly and confidentially, to the Board of Directors, to any committee of the Board of Directors, to non-management directors or to any director in particular by sending an envelope marked "confidential" to such person or persons c/o Oil States International, Inc., Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002. Any such correspondence will be forwarded by the Secretary of the Company to the addressee without review by management.

Policies and Procedures with Respect to Related Person Transactions and Conflicts of Interest and Related Person and Party Disclosures

Related Person Transaction Policies and Procedures

Pursuant to our written policy, we review all relationships and transactions in which we and any Company director, executive officer or stockholder holding more than 5% of our common stock, or any immediate family member of any such person, is a participant to determine whether any such person has a direct or indirect material interest. Our Corporate Secretary's office is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether we or a related person has a direct or indirect material interest in the transaction.

We annually distribute a questionnaire to our executive officers and members of our Board of Directors requesting certain information regarding, among other things, their immediate family members, employment and beneficial ownership interests. This information is then reviewed for materiality and for potential related person transactions.

Additionally, the charter of our Nominating, Governance and Sustainability Committee requires that the members of such committee assess the independence of the non-management directors at least annually, including a requirement that it determine whether or not any such directors have a material relationship with us, either directly or indirectly, as defined therein and as further described above under "Director Independence." Further, on an annual basis our Board of Directors assesses the independence of the non-management directors, including the nature of any personal friendships or relationships among directors and members of management.

As required under the rules of the SEC, transactions in which we are a participant and in which a related person has a direct or indirect material interest, to the extent any exist, are disclosed in our Proxy Statement.

All material related person transactions must be reviewed, evaluated or ratified by the Audit Committee of our Board of Directors. Any member of the Audit Committee who is a related person with respect to a transaction is recused from the review of the transaction.

Conflict of Interest Policies and Procedures

Our Business Conduct and Ethics Code prohibits conflicts of interest, except under guidelines approved by the Board of Directors. Under the Business Conduct and Ethics Code, conflicts of interest occur when private, commercial or financial interests interfere in any way, or even appear to interfere, with the interests of our Company.
Our prohibition on conflicts of interest under the Business Conduct and Ethics Code includes transactions where a member of a director's or an employee's family or household, receives improper personal benefits as a result of the director's or the employee's position in the Company. Any waivers of these guidelines must be approved by the Nominating, Governance and Sustainability Committee or the Board.

Related Person and Party Disclosure

Ron Hickerson (the brother-in-law of Philip S. Moses, Executive Vice President and Chief Operating Officer of the Company) was employed by a subsidiary of the Company as a Group Vice President during 2025. This individual is employed on an "at will" basis and compensated on the same basis as our other employees of similar function, seniority and responsibility without regard to his relationship with Philip S. Moses. This individual, who does not reside with and is not supported financially by Mr. Moses, received compensation for services rendered in the above capacity totaling $447,049 during 2025.

Board Structure and Processes

Board of Directors Leadership

The Chair of the Board and Chief Executive Officer roles have been split with the Chair of the Board role being filled by a non-executive member of the Board of Directors since the Company's initial public offering in 2001. We believe the separation of these two positions leads to a strong independent leadership structure.

Board and Committee Self-Evaluation

As required by our Corporate Governance Guidelines, our Board of Directors conducts an annual self-evaluation to determine whether it and its committees are functioning effectively. In accordance with its charter, the Nominating, Governance and Sustainability Committee oversees the annual evaluations, solicits comments from all directors and reports annually to the Board of Directors with an assessment of the performance of the Board and its committees. This assessment is then discussed by the full Board of Directors in executive session in its consideration of any appropriate action or response that might strengthen director communications and the overall effectiveness of the Board of Directors and committee meetings.

Executive Sessions of the Board

Our Corporate Governance Guidelines provide that our non-employee directors shall meet separately in executive session at least annually. The director who presides at these sessions is the Chair of the Board, assuming such person is a non-management director. Otherwise, the presiding director will be chosen by a vote of the non-management directors. In addition to the executive sessions of our non-management directors, our independent directors (as defined in the applicable NYSE listing standards) are required to meet in executive session at least annually without the presence of management. In 2025, our independent directors met in executive session four times. Our Chair of the Board, Mr. Potter, who is an independent director, presided at these sessions.

Committees

Board Composition

The Board of Directors has established three standing committees: the Audit Committee, the Compensation Committee and the Nominating, Governance and Sustainability Committee.

Below is a summary of our committee structure and membership information as of March 31, 2026.

	AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATING, GOVERNANCE AND SUSTAINABILITY COMMITTEE
Denise Castillo-Rhodes	$	Member	
Lawrence R. Dickerson		Chair	
Darrell E. Hollek	Member		Chair
Robert L. Potter		Member	Member
Hallie A. Vanderhider	$	Chair	
E. Joseph Wright		Member	Member

$ Financial Expert

Audit Committee

Chair
Ms. Vanderhider

Committee Members
Ms. Castillo-Rhodes
Mr. Hollek

*Consists of three
independent directors*

**Meetings Held
in 2025: 5**

The Audit Committee operates under a written charter as amended and restated by the Board of Directors effective May 13, 2025. A copy of the charter is available on our website, www.oilstatesintl.com, by first clicking "Corporate Governance" and then proceeding to the Committee Charters section.

Primary Responsibilities and Additional Information

- Retain and terminate the Company's independent registered public accounting firm, as it deems necessary or appropriate.
- Meets separately with representatives of the Company's independent registered public accounting firm, the Company's internal audit personnel and with representatives of senior management.
- Reviews the general scope of audit coverage.
- Evaluates the independence, qualifications, performance and compensation of the independent registered public accounting firm.
- Oversees matters relating to internal control systems and other matters related to accounting and reporting functions.
- Monitors our compliance with legal and regulatory financial requirements, including our compliance with the applicable reporting requirements established by the SEC and the requirements of Audit Committees as established by the NYSE.
- Oversees the monitoring and assessment of the Company's risks related to cybersecurity.
- Oversees certain aspects of our Ethics and Compliance Program relating to financial matters, books and records and accounting and as required by applicable statutes, rules and regulations.
- Reviews and evaluates related party transactions.

The Board of Directors has determined each member of the Audit Committee is independent as defined in Section 10A of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable NYSE listing standards. The Board of Directors has determined that all of the members of the Audit Committee are financially literate and have accounting or related financial management expertise, each as required by the applicable NYSE listing standard. The Board of Directors has also determined that Ms. Castillo-Rhodes and Ms. Vanderhider each qualify as an audit committee financial expert under the applicable rules of the Exchange Act.

Compensation Committee

Chair
Mr. Dickerson

Committee Members
Mr. Potter
Mr. Wright

Consists of three independent directors

Meetings Held in 2025: 4

The Compensation Committee operates under a written charter as amended and restated by the Board of Directors effective May 13, 2025. A copy of the charter is available on our website, www.oilstatesintl.com, by first clicking "Corporate Governance" and then proceeding to the Committee Charters section.

Primary Responsibilities and Additional Information

- Establishes and sets the compensation of our Chief Executive Officer and the compensation structure for all other Named Executive Officers.

- Administers the Second Amended and Restated Equity Participation Plan and makes recommendations to the full Board of Directors concerning all service-based stock awards, performance awards and cash-based awards to employees, including our Named Executive Officers.

- Monitors compensation and employee benefit policies.

- Oversees our disclosures relating to compensation plans, policies and programs, including overseeing the preparation of the Compensation Discussion and Analysis included in this Proxy Statement.

- Acts to retain or terminate any compensation consultant to be used to assist the Compensation Committee in the discharge of its responsibilities.

- Oversees the assessment of risks related to the Company's compensation policies and programs.

- Oversees management's engagement with stockholders and proxy advisory firms on executive compensation matters.

- The Compensation Committee may form or delegate some or all of its authority to any one of its members or subcommittees when it deems appropriate, whether or not such delegation is specifically contemplated under any plan or program. In particular, the Compensation Committee may delegate the approval of award grants and other transactions and other responsibilities regarding the administration of compensatory programs to a subcommittee consisting solely of members of the Compensation Committee who are (1) "Non-Employee Directors" for the purposes of Rule 16b-3, and/or (2) "outside directors" for the purposes of Section 162(m).

- The Compensation Committee has delegated certain authority to our Chief Executive Officer for the approval of long-term incentive awards to non-officer employees.

- Reviews and assesses the succession plan for the Chief Executive Officer and other members of executive management and reviews such plan with the Board of Directors.

The Board of Directors has determined each member of the Compensation Committee is a "Non-Employee Director" and independent as defined in Rule 16b-3 promulgated under the Exchange Act and applicable NYSE listing standards, respectively.

Nominating, Governance and Sustainability Committee

Chair
Mr. Hollek

Committee Members
Mr. Potter
Mr. Wright

Consists of three independent directors

Meetings Held in 2025: 3

The Nominating, Governance and Sustainability Committee operates under a written charter as amended and restated by the Board of Directors effective May 13, 2025. A copy of the charter is available on our website, www.oilstatesintl.com, by first clicking "Corporate Governance" and then proceeding to the Committee Charters section.

Primary Responsibilities and Additional Information

- Makes proposals to the Board of Directors for candidates to be nominated by the Board of Directors to fill vacancies or for new directorship positions, if any, which may be created from time to time.

- Considers suggestions from any source, particularly from stockholders, regarding possible candidates for director.

- Considers and reviews the following for director nominees: the person's reputation and integrity; the person's qualifications as an independent, disinterested, non-employee or outside director; the person's skills and business, government or other professional experience and acumen, bearing in mind the composition of the Board of Directors and the current state of the Company and the energy services and equipment industry generally at the time of determination; the number of other public companies for which the person serves as a director and the availability of the person's time and commitment to the Company; and the person's knowledge of a major geographical area in which the Company operates or another area of the Company's operational environment. The Nominating, Governance and Sustainability Committee also considers the diversity of viewpoints of the Board of Directors, and the optimal enhancement of the current mix of educational backgrounds, business industry experience and knowledge of different geographic markets and oilfield services and products.

- Oversees the Company's trading policies and anti-hedging and pledging policies.

- Reviews and make recommendations to the Board regarding stockholder proposals, and stays apprised by management of and shares with the Board any significant feedback from the Company's stockholders.

- Reviews Board composition and structure, as well as individual director commitments.

- Oversees the Company's orientation program for new directors and continuing education for existing directors.

- Leads the Board of Directors in its annual review of the performance of the Board of Directors and its committees.

- Develops, reviews and recommends to the Board of Directors any changes to our Corporate Governance Guidelines, bylaws and other applicable governance policies.

- Oversees the Company's significant health, safety, environmental, corporate responsibility and sustainability activities and practices.

The Board of Directors has determined each member of the Nominating, Governance and Sustainability Committee is independent as defined in the applicable NYSE listing standards.

To Submit a Candidate Recommendation

To submit a director candidate recommendation to the Nominating, Governance and Sustainability Committee, a stockholder should send a written request to the attention of the Company's Secretary at Oil States International, Inc., Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002. The written request must include the nominee's name, contact information, biographical information and qualifications, as well as the nominee's written consent to serve, if elected. The request must also meet the other specific requirements set forth in our bylaws, including providing information regarding the number of shares of common stock beneficially owned by the person or group making the request, the period of time such person or group has owned those shares and the nature of any arrangement or agreement between the stockholder making a nomination and other parties with respect to the nomination. The request must be received by the Company no later than the 120th day prior to the first anniversary of the preceding year's Annual Meeting, or January 12, 2027, for the 2027 Annual Meeting of Stockholders. These procedures do not preclude a stockholder from making nominations in accordance with the process described below under "Stockholder Proposals and Director Nominations."

Board and Committee Meetings; Attendance

Number of Meetings in 2025



4	5	4	3
Board of Directors	Audit Committee	Compensation Committee	Nominating, Governance and Sustainability Committee

Each of the incumbent directors attended at least 89% of the aggregate number of meetings of the Board of Directors and the committees of the Board of Directors on which they served in 2025.

While we understand that scheduling conflicts may arise, we expect directors to make reasonable efforts to attend the Annual Meeting of Stockholders and all meetings of the Board of Directors and the committees on which they serve. In 2025, each of the directors attended the Annual Meeting of Stockholders.

Director Compensation

We compensate each non-employee director for service on the Board of Directors. The Compensation Committee reviews director compensation on an annual basis. No changes to the director compensation program were made in 2025.

Non-employee director compensation (paid quarterly, except for the annual equity award) for 2025 was:

2025 COMPENSATION ELEMENTS	AMOUNT ($)
Annual Retainer	60,000
Attendance Fee for each Board and Committee Meeting	2,000
Chair of the Board Annual Retainer (paid 50% in cash and 50% in fully-vested shares of Company common stock)	100,000
Annual Retainer: Audit Committee Chair	20,000
Audit Committee Member	10,000
Annual Retainer: Compensation Committee Chair	15,000
Compensation Committee Member	5,000
Annual Retainer: Nominating, Governance and Sustainability Committee Chair	15,000
Nominating, Governance and Sustainability Committee Member	5,000
Annual Equity Award (approximate value on date of grant)	150,000

To align the non-employee directors' compensation with the financial interests of our stockholders, a significant portion of their compensation is generally paid in the form of restricted stock or deferred stock unit awards.

Newly elected or appointed non-employee directors receive restricted stock awards of the Company's common stock valued at approximately $150,000 after their initial election or appointment. Non-employee directors generally receive additional restricted stock or deferred stock unit awards valued at approximately $150,000 at each annual meeting of stockholders after which they continue to serve. The non-employee directors' restricted stock and deferred stock unit awards vest on the earlier of one year from the date of grant or the date of the next Annual Meeting of Stockholders. Upon vesting, restricted stock is released to the director. If a director elects to defer the issuance of common stock related to the restricted deferred stock unit award to a specified future date, the underlying common stock is not issued to the director until such date.

All outstanding restricted stock and deferred stock units held by non-employee directors will fully vest in the event of a "Change of Control."

Non-employee directors are subject to the Company's stock ownership and retention guidelines pursuant to which they are expected to retain restricted stock or deferred stock unit award shares, remaining after payment of applicable taxes, valued at five times the annual board retainer amount until retirement or until leaving the Board of Directors. Directors are required to achieve their required ownership within five years from inclusion in the program and continue to maintain and hold the level of stock ownership as long as they are directors of the Company. All directors were in compliance with the ownership guidelines as of December 31, 2025.

Corporate Governance

Stock that counts toward satisfaction of the stock ownership and retention guidelines includes:

- Company shares owned outright (i.e. open market purchases) by the director or his or her immediate family members residing in the same household;

- Shares owned indirectly by the director (e.g., by a spouse or other immediate family member or a trust for the benefit of the director or his or her family), whether held individually or jointly; and

- Time-based restricted stock and deferred stock units granted to the director under the Company's long-term equity incentive plan.

All of our directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors or committees and for other reasonable expenses related to the performance of their duties as directors, including attendance at pertinent continuing education programs and training.

The Company maintains a nonqualified deferred compensation plan (the "Deferred Compensation Plan") that permits eligible employees and directors to elect to defer all or a part of their cash compensation (base and/or incentives) from the Company until the termination of their status as an employee or director, or in the event of a change of control. Directors who elect to participate in the Deferred Compensation Plan do not receive any matching contributions. Additional details regarding the Deferred Compensation Plan are contained within the sections below titled "Deferred Compensation" and "Nonqualified Deferred Compensation."

The table below summarizes the compensation paid by the Company to non-employee directors for the year ended December 31, 2025. Ms. C. Taylor, who served as a member of our Board of Directors during 2025, did not receive any additional compensation for her service on the Board. All compensation provided to Ms. C. Taylor with respect to the 2025 year is reflected in the Summary Compensation Table on page 51.

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS ($)[1][2]	TOTAL ($)
Denise Castillo-Rhodes	88,000	150,000	238,000
Lawrence R. Dickerson	91,000	150,000	241,000
Darrell E. Hollek	109,000	150,000	259,000
Robert L. Potter	142,000	199,998	341,998
Hallie A. Vanderhider	96,000	150,000	246,000
E. Joseph Wright	92,000	150,000	242,000

[1] The amounts in the "Stock Awards" column reflect the aggregate grant date fair value of restricted stock and deferred stock unit awards granted in 2025, calculated in accordance with FASB ASC Topic 718—Stock Compensation. Please see Note 11 to our consolidated financial statements included in our 2025 Annual Report on Form 10-K for information regarding the assumptions relied upon for this calculation. These amounts reflect our accounting expense for these awards, and do not necessarily correspond to the actual value that may be realized by the directors.

[2] The grant date fair values of the restricted stock and deferred stock unit awards for the year ended December 31, 2025 were as follows:

NAME	GRANT DATE	STOCK AWARDS #	GRANT DATE FAIR VALUE ($)
Denise Castillo-Rhodes	May 13, 2025	31,185	150,000
Lawrence R. Dickerson	May 13, 2025	31,185	150,000
Darrell E. Hollek	May 13, 2025	31,185	150,000
Robert L. Potter	March 31, 2025[a]	2,427	12,499
	May 13, 2025	31,185	150,000
	June 30, 2025[a]	2,332	12,500
	September 30, 2025[a]	2,063	12,502
	December 31, 2025[a]	1,846	12,497
Hallie A. Vanderhider	May 13, 2025	31,185	150,000
E. Joseph Wright	May 13, 2025	31,185	150,000

[a] Mr. Potter's stock award total includes $49,998 of the Company's fully-vested stock issued as part of his fees as Chair of the Board of Directors for 2025.

As of December 31, 2025, the aggregate number of unvested restricted stock and deferred stock unit awards and vested deferred stock unit awards (which underlying stock will not be issued until a future specified date elected by the director, as applicable) held by each non-employee directors was as follows:

NAME	UNVESTED RESTRICTED STOCK AND DEFERRED STOCK UNIT AWARDS #	VESTED DEFERRED STOCK UNIT AWARDS #
Denise Castillo-Rhodes	31,185	—
Lawrence R. Dickerson	31,185	74,437
Darrell E. Hollek	31,185	—
Robert L. Potter	31,185	74,437
Hallie A. Vanderhider	31,185	—
E. Joseph Wright	31,185	—

Advisory Vote on Executive Compensation

The Company is asking that you vote for approval of the compensation of our Named Executive Officers as disclosed in this Proxy Statement.

Section 14A of the Exchange Act requires us to hold an advisory stockholder vote, at least every three years, to approve the compensation of our Named Executive Officers, as such compensation is disclosed pursuant to the disclosure rules of the SEC. In accordance with the vote of the Company's stockholders at the Company's 2023 Annual Meeting of Stockholders regarding the frequency of future advisory votes on the compensation of our Named Executive Officers, the Company currently provides stockholders with this opportunity annually, and plans to continue to do so until next advisory vote regarding the frequency of future advisory votes on the compensation of our Named Executive Officers, which is expected to occur at the 2029 Annual Meeting of Stockholders. Accordingly, we are providing our stockholders with the opportunity to cast an advisory vote on the compensation of our Named Executive Officers as disclosed in this Proxy Statement, under "Compensation Discussion and Analysis."

As discussed in greater detail in the "Compensation Discussion and Analysis," the Company's executive compensation programs are designed to:

• Attract, motivate, reward and retain key employees and executive talent required to achieve corporate strategic plans;

• Reinforce the relationship between strong individual performance of executives and business results;

• Align the interests of executives with the long-term interests of stockholders; and

• Provide a compensation program that neither promotes overly conservative actions or excessive risk taking.

Our compensation program is also designed to reward executives for long-term strategic management and the enhancement of stockholder value. The Compensation Committee believes this approach closely links the compensation of the Company's executives to the execution of the Company's strategy and the accomplishment of Company goals that coincide with stockholder objectives.

For the reasons expressed above, the Compensation Committee and the Board of Directors believe that these compensation policies and practices are aligned with the interests of our stockholders.

We are therefore requesting your non-binding vote on the following resolution:

"RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED."

Vote Required

Approval requires the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter. For purposes of the advisory vote on executive compensation, broker non-votes are not counted as votes with respect to the proposal and, therefore, will not affect the outcome of the vote on this proposal, and abstentions will have the same effect as a vote against the proposal.

 **The Board of Directors recommends a vote "FOR" the adoption, on an advisory basis, of the resolution approving the compensation of our Named Executive Officers.**

Note: The Company is providing this advisory vote as required pursuant to Section 14A of the Exchange Act. The stockholder vote will not be binding on the Company, the Board of Directors or the Compensation Committee, and it will not be construed as overruling any decision by the Company, the Board of Directors or the Compensation Committee or creating or implying any change to, or additional, fiduciary duties for the Company, the Board of Directors or the Compensation Committee. Nevertheless, the Compensation Committee will consider the outcome of the vote when evaluating the Company's future compensation practices.

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis ("CD&A") summarizes the Company's 2025 compensation programs, actions and results relative to the Company's 2025 performance. These outcomes considered the Company's short-term financial and operating achievements measured against plan objectives, cumulative EBITDA performance and stock price performance on a relative basis through the end of 2025. This CD&A provides information about the compensation objectives and policies for our principal executive officer, our principal financial officer and our two other executive officers (collectively our "Named Executive Officers") during the last completed fiscal year, and is intended to place in perspective the information contained in the executive compensation tables that follow this discussion.

Accomplishments and Priorities

Our 2025 results of operations reflect management's decision to exit certain underperforming service offerings in the United States as well as the effect of reduced spending by customers operating in the United States in response to lower crude oil prices, competitive market conditions and increased U.S. tariffs on imported goods. Partially offsetting these trends were stronger offshore and international project activity, supported by backlog growth. Despite weaker market conditions and higher tariffs, the Oil States team expanded returns and grew Adjusted EBITDA by 8% to $83 million in 2025 through its restructuring efforts — albeit coming in below the Company's budget set at the beginning of 2025.

2025 CORPORATE/CONSOLIDATED ACCOMPLISHMENTS[1]

- Generated consolidated revenues of $669 million and Adjusted EBITDA[1] of $83 million, an increase of 8.39% above the prior year
- Generated historically high cash flow from operations of $105 million
- Grew backlog in our Offshore Manufactured Products segment by 40% — achieving a 1.3x book-to-bill ratio
- Invested in research and development toward new products that support long-term growth
- Returned cash to stockholders through the purchase of $17 million of our common stock

- Reduced debt by $70 million through the purchase of our 4.75% convertible senior notes, which will be fully extinguished in April 2026
- Cash on-hand exceeded outstanding debt by $15 million at year-end
- Implemented actions to reduce costs in response to lower U.S. land-based activity levels, including the exit of certain underperforming service locations and product lines
- Sold idled facilities and equipment for $20 million

(in millions)	YEAR ENDED DECEMBER,		Change
	2025	2024	
Revenues	$ 669	$ 693	$ (24)
Operating loss[2]	(98)	(2)	(96)
Adjusted operating income[1]	35	21	14
Adjusted EBITDA[1]	83	77	6
Adjusted EBITDA margin	12.5 %	11.1 %	1.4 ppts.
Net loss	(109)	(11)	(98)
Cash flow from operations	105	46	59
Capital expenditures	31	38	(7)
Proceeds from sales of property, equipment and assets held for sale	20	41	(21)
Free cash flow[1]	94	49	45
Purchases of common stock	17	14	3
Purchases of 4.75% convertible senior notes	70	11	59

[1] See Appendix A for discussion and reconciliation of non-GAAP financial measures and Cautionary Language Concerning Forward Looking Statements.

[2] Operating loss in 2025 included $121.1 million in non-cash long-lived and other asset impairment charges, as well as other charges totaling $11.6 million associated with facility consolidations and exits and other management actions. Operating loss in 2024 included $24.6 million in non-cash goodwill, intangible asset and operating lease asset impairment charges, as well as other charges totaling $13.7 million associated with facility consolidations and exits, patent defense and other management actions. These charges were partially offset by a gain of $15.8 million associated with the sale of a an idle facility and extinguishment of convertible senior notes.



Compensation Discussion and Analysis

Oil States executed numerous business priorities which should also benefit future earnings:

- **Grew international project-related business within our Offshore Manufactured Products segment –** Project-driven revenues totaled $391 million, an increase of 9% from 2024. Overall segment bookings totaled $554 million in 2025, yielding a book-to-bill ratio of 1.3x. Backlog totaled $435 million as of December 31, 2025, an increase of 40% from December 31, 2024, and the highest level since March 2015.
- **Optimized our U.S. Land-Focused Operations –** Exited underperforming U.S. land-based operations and product lines in 2025 to improve returns. The strategic decision to optimize our Completion and Production Services segment operations drove a year-over-year decline in revenues but improved Adjusted EBITDA margins over the year — with margins increasing from 12% in the fourth quarter of 2024 to 32% in the fourth quarter of 2025.
- **Invested in New Technologies to Support Sustained Growth –** With a focus on sustained long-term growth, we invested over $5 million in the development of new product offerings and the expansion of existing technologies to markets outside the traditional energy industry. Our continued commitment to innovation and sustainable growth led to:
  - additional orders for our proprietary Managed Pressure Drilling and Riser Gas Handling System;
  - an initial order for our patented Low Impact Workover Package; and
  - the receipt of a Spotlight on New Technology® Award from the Offshore Technology Conference for our TowerLok™ Wind Tower Connector Technology.
- **Returned Capital to Stockholders –** Purchased $17 million of our common stock (or 5% of our shares outstanding as of January 1, 2025) in 2025.
- **Improved Liquidity Position –** Generated cash flow from operations of $105 million in 2025, invested $31 million in capital expenditures, sold idled facilities and other property and equipment for $20 million, purchased $70 million in principal amount of our 4.75% convertible senior notes and purchased $17 million of our common stock. Cash on-hand increased to $70 million during 2025 and our outstanding debt was reduced to $55 million.

Summary of Incentive Compensation

The following tables present the payout percentages achieved in 2025 under our Corporate performance-based incentive compensation programs, together with the relevant weightings of the various short- and long-term components. Both short-term and long-term incentive awards, including cash-based performance awards based on three-year relative TSR performance and stock-based performance awards based on three-year cumulative EBITDA paid out below target.

2025 Corporate Short-term Incentive Award Results

METRIC	METRIC WEIGHT	ATTAINMENT	PAYOUT %	WEIGHTED PAYOUT %
Consolidated EBITDA	75%	79 %	47 %	35%
Consolidated Cash Flow From Operations	25%	162 %	200 %	50%
Payout Percentage				85%

Long-term Incentive Award
Results for 2023-2025 Performance Period

METRIC	METRIC WEIGHT	ATTAINMENT	PAYOUT %	WEIGHTED LONG-TERM PAYOUT %
Cash-Based Performance Award:				
Three-year Relative TSR Payout	50%	42nd percentile	83 %	41.5%
Stock-Based Performance Award:				
Three-year Cumulative EBITDA Payout	50%	83 %	83 %	41.5%
Payout Percentage				83.0%

2026 Executive Compensation Preview

During 2025, the Compensation Committee, the committee's independent consultant and management reviewed the design of the short- and long-term incentive compensation programs. The purpose of the review was to evaluate program design and rigor and determine if the current metrics required adjustment to motivate long-term sustainable performance, better align executive and stockholder interests and reward for performance. No material changes were made to our short-term or long-term incentive metrics for 2026.

Throughout this CD&A, the following individuals are referred to as our Named Executive Officers and are included in the Summary Compensation Table which follows:

- Cindy B. Taylor—President & Chief Executive Officer
- Lloyd A. Hajdik—Executive Vice President, Chief Financial Officer & Treasurer
- Philip S. "Scott" Moses—Executive Vice President and Chief Operating Officer
- Brian E. Taylor—Senior Vice President, Controller and Chief Accounting Officer (no relation to the Company's Chief Executive Officer, Cindy B. Taylor)

The Compensation Committee of the Board of Directors provides overall guidance to the Company's executive compensation program and administers incentive compensation plans.

The executive compensation program includes three primary elements which are largely performance oriented and, taken together, constitute a balanced method of establishing total compensation for the Company's executive officers. The three major elements consist of a) base salary, b) annual incentive compensation, and c) long-term incentive awards.

Executive Total Compensation Philosophy

The Company's philosophy regarding the executive compensation program for our Named Executive Officers and other senior managers has been to design a compensation package that provides competitive base salary levels and compensation incentives that (i) attract and retain individuals of outstanding ability in these key positions, (ii) recognize the performance of the Company relative to the performance of other companies of comparable size, complexity and quality and against budget goals and (iii) support both the short-term and long-term strategic goals of the Company. The Compensation Committee believes this approach closely links the compensation of the Company's executives to the execution of the Company's strategy and the accomplishment of Company goals that coincide with stockholder objectives.

Compensation Program Objectives

- Attract, motivate, reward and retain key employees and executive talent required to achieve corporate strategic plans;
- Reinforce the relationship between strong individual performance of executives and business results;
- Align the interests of executives with the long-term interests of stockholders; and

- Design a compensation program that neither promotes overly conservative actions or excessive risk taking.

The compensation program is designed to reward executives for long-term strategic management and the enhancement of stockholder value.

2025 Advisory Vote on Executive Compensation

In 2023, a majority of stockholders expressed their preference for an advisory vote on executive compensation occurring every year, and we have implemented their recommendation.

At our 2025 Annual Meeting of Stockholders, our stockholders expressed their support for the compensation program for our Named Executive Officers. A total of 73% of the votes cast supported our executive compensation policies and practices for our Named Executive Officers at our 2025 Annual Meeting of Stockholders. In reviewing our executive compensation program for the 2025 year, our Compensation Committee considered the results of last year's advisory vote on executive compensation and feedback obtained through stockholder outreach in their overall assessment of our programs. The Compensation Committee considered stockholder feedback, peer data and other market conditions when determining the types and amounts of compensation to be paid to Named Executive Officers.

Say-On-Pay Results ("Percentage of Votes For")



Compensation Alignment with Stockholders

Demand for most of our products and services depends substantially on the level of capital expenditures invested in the oil and natural gas industry, which has experienced significant variations due to volatility in underlying commodity prices, particularly that of crude oil.

Given that a substantial portion of the total compensation granted to our Named Executive Officers is at risk (82% for our Chief Executive Officer and 75% in aggregate for our other Named Executive Officers in 2025), actual paid values of compensation have also experienced significant variation over the period.

As further discussed above in the section titled "Executive Summary," our 2025 results benefited from growth in offshore and international spending. However, our overall performance was tempered by an industry-wide decline in U.S. well completions in 2025 and increased U.S. tariffs on imported goods. Please see the section titled "Pay versus Performance" for further discussion and details.

Our Compensation Committee is very sensitive to market conditions and stockholder returns. However, the Compensation Committee also strives to balance that sensitivity with the need to retain qualified executives in a highly cyclical industry so that stockholder returns can be maximized over the longer term.

We maintain active dialogue with our stockholders throughout the year and view engagement as a key component of effective corporate governance. Members of management engaged with stockholders representing over 70% of our outstanding shares.

These discussions covered a range of topics, including corporate strategy, governance matters, executive compensation and various other assessment criteria. Feedback from these engagements was shared with the Board and considered as part of its ongoing oversight and decision-making processes.

Compensation Comparisons Relative to Market

The Compensation Committee establishes executive compensation based primarily on a review of the executive's performance and compensation history while taking into account corporate performance and stockholder returns. In the exercise of its duties, the Compensation Committee periodically evaluates the Company's executive compensation against that of comparable companies. The Compensation Committee considers the market to consist primarily of the oilfield services industry. Compensation data is periodically obtained for a selected peer group approved by the Compensation Committee consisting of energy services companies of comparable size and business complexity.

In selecting comparison companies, the Compensation Committee considered various factors including each company's participation in the energy services sector as well as size metrics, including annual revenues, assets, enterprise value, market capitalization, business complexity, profitability, returns on equity and assets, the number of divisions/segments, countries in which they operate and total number of employees. The selected peer companies change from time to time to ensure their continued appropriateness for benchmarking purposes.

In evaluating the peer group and other comparison data for compensation purposes, the Compensation Committee neither bases its decisions on quantitative relative weights of various factors, nor follows mathematical formulas. Rather, the Compensation Committee exercises judgment

after considering the factors it deems relevant. The Compensation Committee has engaged Meridian Compensation Partners (the "Consultant") to, among other things, assess the reasonableness of the peer group of companies used for comparison purposes (more about the Compensation Committee's relationship with the Consultant is discussed below).

At the request of the Compensation Committee in August 2024, the Consultant recommended a list of 13 publicly traded companies as the Company's peer group for assessing 2025 compensation decisions (collectively, the "Peer Group"). The Peer Group for 2025 was unchanged from 2024. In September 2025, the Compensation Committee approved certain changes to the Company's Peer Group for 2026 compensation planning purposes, including the removal of Archrock, Inc. and Oceaneering International, Inc. due to their larger size and NPK International, Inc. due to operational considerations. Additions included Cactus, Inc., Hunting PLC, SEACOR Marine Holdings Inc. and Solaris Energy Infrastructure, Inc. The Peer Group identified for purposes of both the 2025 and 2026 compensation programs is reflected below:



2025 PEERS		2026 Peer Evaluation by Compensation Committee		2026 PEERS	
		PEER ADDED		WHD	Cactus, Inc.
AROC	Archrock, Inc.			CLB	Core Laboratories Inc.
CLB	Core Laboratories Inc.	WHD	Cactus, Inc.	XPRO	Expro Group Holdings N.V.
DO	Diamond Offshore Drilling, Inc. [1]	HTG	Hunting PLC	FET	Forum Energy Technologies, Inc.
XPRO	Expro Group Holdings N.V.	SMHI	SEACOR Marine Holdings Inc.	HLX	Helix Energy Solutions Group, Inc.
FET	Forum Energy Technologies, Inc.	SEI	Solaris Energy Infrastructure, Inc.	HTG	Hunting PLC
HLX	Helix Energy Solutions Group, Inc.			INVX	Innovex International, Inc.[2]
INVX	Innovex International, Inc.[2]			PUMP	ProPetro Holding Corp.
NPKI	NPK International, Inc. [3]			RES	RPC, Inc.
OII	Oceaneering International, Inc.	**PEER REMOVED**		SMHI	SEACOR Marine Holdings Inc.
PUMP	ProPetro Holding Corp.			WTTR	Select Water Solutions, Inc.
RES	RPC, Inc.	AROC	Archrock, Inc.	SEI	Solaris Energy Infrastructure, Inc.
WTTR	Select Water Solutions, Inc.	NPKI	NPK International, Inc.	TTI	TETRA Technologies, Inc.
TTI	TETRA Technologies, Inc.	OII	Oceaneering International, Inc.		

[1] Although Diamond Offshore Drilling, Inc. was acquired by Noble Corporation plc in September 2024, they were included for 2025 compensation planning purposes based on the fact the compensation data for benchmarking purposes is derived from 2024 proxy statement disclosures.

[2] Dril-Quip, Inc. was renamed Innovex International, Inc. following the merger with Innovex Downhole Solutions, Inc. in September 2024.

[3] Newpark Resources, Inc. changed the company name to NPK International, Inc. in December 2024.

Compensation Practices as They Relate to Risk Management

Our compensation policies and practices are designed to provide rewards for short-term and long-term performance, both on an individual basis and at the entity level. In general, optimal financial and operational performance, particularly in a competitive business, requires some degree of risk-taking. Our compensation strategies are designed to encourage Company growth and appropriate risk taking but not to encourage excessive risk taking. We also attempt to design the compensation program for our larger general employee population so that it does not inappropriately incentivize our employees to take unnecessary risks in their day-to-day activities.

Our compensation arrangements contain certain design elements that are intended to minimize the incentive for taking unwarranted risks to achieve short-term, unsustainable results. Those elements include a maximum amount that can be earned under the annual incentive cash compensation and performance award programs.

In combination with our risk management practices, we do not believe that risks arising from our compensation policies and practices for our employees, including our Named Executive Officers, are reasonably likely to have a material adverse effect on us.

Elements of Compensation

In order to further its pay-for-performance goal, the Compensation Committee has determined that it is appropriate to deliver a significant portion of executive compensation that is "at risk" and tied to corporate performance. The following charts depict elements of the target compensation for the Chief Executive Officer and, collectively, for the other Named Executive Officers of the Company during 2025. Approximately 82% of the compensation granted to our Chief Executive Officer and 75% granted to our other Named Executive Officers was at risk, demonstrating management's alignment with stockholder objectives.

2025 Target Compensation Mix


82%
At Risk Compensation
CHIEF EXECUTIVE OFFICER
18%
Base Salary
20%
Short-term Cash Incentives
62%
Long-term Equity/Performance-based Incentives
75%
At Risk Compensation
ALL OTHER NAMED EXECUTIVE OFFICERS
25%
Base Salary
20%
Short-term Cash Incentives
55%
Long-term Equity/Performance-based Incentives

When designing incentives, the Compensation Committee employs selected performance metrics to ensure a strong link between executive compensation and performance. Metrics such as Adjusted EBITDA, cash flow from operations, free cash flow, average liquidity levels and relative stock price performance have been used in the past to align executive compensation to Company performance.

In terms of 2025 grant date fair value awarded under our long-term incentive program, 25% was awarded in the form of cliff-vesting stock-based performance awards, 25% was awarded in the form of cliff-vesting cash-based performance awards and 50% was awarded in the form of time-based restricted stock awards to our Chief Executive Officer and our other Named Executive Officers (see page 53), with the exception of Mr. B. Taylor, who was awarded 100% in the form of a time-based restricted stock award.

Ms. C. Taylor provides the Compensation Committee with input regarding the performance of other Company executives and makes compensation recommendations with respect to these individuals. In light of market data and analysis and other factors noted above, the Compensation Committee makes an independent judgment with respect to compensation levels for each of the other Named Executive Officers. Ms. C. Taylor does not provide input or participate in the review or determination of her own compensation. An explanation of the individual pay elements of our executive officer compensation program and the impact of performance on each element is summarized below.

Reported versus Actual Paid Values of Executive Compensation

The Compensation Committee is committed to targeting reasonable and competitive compensation for the Named Executive Officers. Because a significant portion of the Named Executive Officers' compensation is at risk, the target values established at the date of award may vary substantially from the values actually paid from year-to-year.

"Reported compensation" is the total compensation that is reported in the Summary Compensation Table of our Proxy Statement which reflects equity awards at grant date values. As further described and detailed under Pay versus Performance beginning on page 62, "actual compensation paid" values presented in the tables below were

determined in accordance with the requirements of Item 402(v) of Regulation S-K, which requires the Company to make certain adjustments to equity compensation amounts reported in the Summary Compensation Table (including unrealized gains (losses) during the year on unvested equity awards) in an effort to more closely reflect amounts actually earned by the Named Executive Officers.

The following tables summarize "reported compensation" values for our Chief Executive Officer and collective average for the other Named Executive Officers, as compared to "actual compensation paid" values for the years ended December 31, 2021, 2022, 2023, 2024 and 2025 (in thousands):

Reported Versus Actual Paid Compensation Values



Chief Executive Officer Compensation

Year	Reported	Actual Paid
2021	$4,761	$4,904
2022	$5,584	$7,421
2023	$5,127	$4,464
2024	$4,881	$4,101
2025	$5,079	$6,583

All Other Named Executive Officers Compensation

Year	Average Reported	Average Actual Paid
2021	$1,234	$1,326
2022	$1,833	$2,297
2023	$1,657	$1,484
2024	$1,579	$1,350
2025	$1,763	$2,192

As discussed above, "compensation actually paid" includes SEC required adjustments for unrealized gains and losses on unvested equity awards during the year.

Base Salary

Base salary is the stationary element of an executive's direct compensation and is intended to provide a foundation for a competitive overall compensation opportunity for the executive. The Compensation Committee reviews each executive's base salary annually. Executive officer base salaries are determined after an evaluation that considers the executive's prior experience and breadth of knowledge in the context of compensation

data from peer group companies and other similarly sized companies, the Company's and the executive's performance, and any significant changes in the executive's responsibilities. Base salaries have not increased for our Named Executive Officers since 2023 (2022 in the case of our CEO).

NAMED EXECUTIVE OFFICER	PERCENT INCREASE DURING 2025	END OF YEAR FIVE YEAR BASE SALARY SUMMARY[1]				
		2025	2024	2023	2022	2021[2]
Cindy B. Taylor	—%	$ 925,000	$ 925,000	$ 925,000	$ 925,000	$ 850,000
Lloyd A. Hajdik	—%	495,000	495,000	495,000	480,000	450,000
Philip S. Moses	—%	495,000	495,000	495,000	480,000	425,000
Brian E. Taylor	—%	350,200	350,200	350,200	340,000	300,500

[1] The table above lists salaries in effect at December 31 of each year while the Summary Compensation Table on page 52 reflects actual base salaries earned in 2025, 2024, and 2023.

[2] The base salary of each of the Company's Named Executive Officers was reduced by 10% beginning in May 2020 as a result of the COVID-19 disruptions to our industry, but was restored in June 2021.

Short-term Incentives

The Company's Annual Incentive Compensation Plan ("AICP") is performance-based and provides executives with direct financial incentives in the form of annual cash bonuses based on the Company's performance. Annual incentive awards are linked to the achievement of pre-determined quantitative performance goals. The purpose of the AICP is to:

- provide focus on the attainment of annual goals that lead to long-term success of the Company;
- motivate achievement of critical annual financial performance metrics; and
- motivate employees to continually improve Company-wide and business unit performance.

The AICP is based upon metrics set by the Compensation Committee with input from management that it believes are consistent with creating stockholder value. The goals and objectives have been 100% weighted in recent years toward financial objectives for executive officers and goals that management and the Board of Directors believe will drive Company performance and protect its financial health and liquidity.

Under the AICP, an incentive target percentage is established for each executive officer based upon, among other factors, the Compensation Committee's review of publicly available competitive compensation data for that position, level of responsibility, past performance and ability to impact the Company's success. Achieving results which exceed a minimum, or threshold, level of performance triggers an AICP payout. Performance at or below the threshold results in no AICP award. Target performance is earned when an executive achieves 100% of their AICP performance objective(s). Overachievement is the performance level at which short-term incentive compensation is maximized. If the performance results fall between the threshold level and the target level, 35-100% of the AICP target amount will be paid out proportionately to the distance such performance results fall between the two levels. If the performance results fall between the target level and the overachievement level, 100-200% of the AICP target amount will be paid out proportionately to the distance such performance results fall between the two levels. The 2025 award opportunities, expressed as a percentage of eligible AICP earnings (i.e. annual base salary), for our Chief Executive Officer and other Named Executive Officers are outlined below:

	2025 AWARD OPPORTUNITIES		
	THRESHOLD	TARGET[1]	OVERACHIEVEMENT
Cindy B. Taylor	40.25%	115%	230%
Lloyd A. Hajdik	31.5%	90%	180%
Philip S. Moses	31.5%	90%	180%
Brian E. Taylor	17.5%	50%	100%

[1] Target percentages were held constant during 2025.

As shown in the table above, the maximum AICP overachievement percentage (payout) is limited to twice the target level percentage which helps mitigate the potential for excessive risk taking. In addition, targets and goals are adjusted upward to incorporate material acquisitions (if any) which also limits excessive risk taking. The Compensation Committee is responsible for approving the AICP performance objectives based on recommendations made by the Chief Executive Officer. The Compensation Committee sets performance goals that are measurable and quantifiable. Performance measures are selected and weighted annually to give emphasis to performance criteria that drive Company performance.

The Compensation Committee has established "earnings before interest, taxes, depreciation and amortization expense" ("EBITDA") as a primary corporate financial performance objective for each executive officer in recent years. The selection of this metric is designed to reflect current market conditions in the energy industry, particularly activity levels and oil and gas commodity prices in our areas of operation. This metric is most commonly used to measure financial performance by industry analysts and our stockholders. The short-term objectives are generally set based on the Company's annual operating plan approved by the Board of Directors.

For 2025, all Named Executive Officershad 75% of their objective based on consolidated EBITDA and 25% of their objective based upon consolidated cash flow from operations ("CFFO"). The 2025 EBITDA target was 15% above 2024 actual results and the 2025 CFFO target was increased 42% above 2024 actual results, thereby creating stretch goals for management.

At the end of each year, the Compensation Committee reviews the performance results of the Company and the level of achievement of the AICP performance objectives. The following tables present the Company's 2025 AICP results for each of our Named Executive Officers, together with relevant weightings of the various components and payouts achieved.

2025 AICP PERFORMANCE OBJECTIVE GOALS

(IN MILLIONS)	CONSOLIDATED EBITDA[1] (75% WEIGHTING) ($)	CONSOLIDATED CASH FLOW FROM OPERATIONS[2] (25% WEIGHTING) ($)
Threshold	68.5	48.8
Target	91.3	65.0
Maximum	114.1	81.3
Actual Performance	72.5	105.1
Payout Achieved (%)	47%	200%

[1] The consolidated EBITDA target established for 2025 of $91.3 million was approved by the Board of Directors as part of the annual budgeting process. To derive Consolidated EBITDA for measurement of actual performance in 2025, Adjusted EBITDA of $83.4 million was reduced by $11.6 million to exclude the impact of the substantial majority of incurred facility consolidation/closure and other charges. See Appendix A for discussion and reconciliation of non-GAAP financial measures.

[2] The consolidated cash flow from operations target established for 2025 was approved by the Board of Directors at $65.0 million.

FINANCIAL OBJECTIVES

	TARGET INCENTIVE OPPORTUNITY AS % OF BASE SALARY	CONSOLIDATED EBITDA ($91.3 million) WEIGHT (%)	PAYOUT RESULT (%)	CONSOLIDATED CASH FLOW FROM OPERATIONS ($65.0 million) WEIGHT (%)	PAYOUT RESULT (%)	TOTAL 2025 INCENTIVE PAID AS % OF BASE SALARY	TOTAL 2025 INCENTIVE PAYOUT AS % OF TARGET
Cindy B. Taylor	115%	75	47	25	200	98%	85%
Lloyd A. Hajdik	90%	75	47	25	200	77%	85%
Philip S. Moses	90%	75	47	25	200	77%	85%
Brian E. Taylor	50%	75	47	25	200	43%	85%

ACTUAL vs. TARGET RESULTS

	AICP TARGET AWARD ($)	AICP ACTUAL AWARD ($)	% OF BASE SALARY
Cindy B. Taylor	1,063,750	907,244	98%
Lloyd A. Hajdik	445,500	379,956	77%
Philip S. Moses	445,500	379,956	77%
Brian E. Taylor	175,100	149,338	43%

HISTORICAL AICP PERFORMANCE

	CONSOLIDATED EBITDA METRIC WEIGHT (%)	PAYOUT RESULT (%)	CONSOLIDATED CASH FLOW FROM OPERATIONS METRIC WEIGHT (%)	PAYOUT RESULT (%)	TOTAL INCENTIVE PAYOUT AS % OF TARGET
2025	75	47	25	200	85 %
2024	75	68	25	—	51 %
2023	75	75	25	92	79 %
AVERAGE PAYOUT PERCENTAGE 2023-2025					72 %

Long-term Incentives

Equity-Based Incentives—The Company makes certain stock-based awards under its Second Amended and Restated Equity Participation Plan (the "Equity Participation Plan") to better align the interests of executive officers with those of stockholders and to provide retention incentives. Specifically, the plan's purposes are to:

- place a significant percentage of executive compensation at risk;

- enable the Company to obtain and retain the services of executives considered essential to its long-term success by offering them an opportunity to own stock in the Company; and

- provide an additional incentive for executives to further the growth, development and financial success of the Company by personally benefiting through ownership of Company stock and/or rights.

The Equity Participation Plan provides for the grant of any combination of:

- restricted stock awards;

- performance awards;

- deferred stock units;

- stock options;

- stock payments or phantom stock awards; and

- dividend equivalents.

The Equity Participation Plan provides for minimum vesting periods of one year for performance awards and three years for tenure-based awards, except for a small percentage of the authorized shares available for awards under the Equity Participation Plan. Vesting may occur earlier than the minimum vesting periods with respect to no more than 5% of shares cumulatively authorized under the Equity Participation Plan. Time-based restricted stock awards generally vest in equal installments over a three-year period.

In determining appropriate awards, the Compensation Committee annually reviews each executive's past performance and experience, his or her position and ability to contribute to the future success and growth of the Company, time in the current job, base compensation and competitive market data.

The Compensation Committee also takes into account the risk of losing the executive to other employment opportunities and the value and potential for appreciation in the Company's stock. The Compensation Committee also takes into consideration that the Company has no defined benefit retirement plan nor any supplemental executive retirement benefits or similar arrangements. The Compensation Committee believes that the combination of time-based restricted stock awards and cliff-vesting performance awards, along with significant vesting requirements, are an effective method of reinforcing the long-term nature of the Company's business, in creating retention incentives and in reinforcing alignment with stockholder interests.

Higher-level positions will generally have a greater percentage of their total compensation at risk and based on longer-term incentives which are performance-based. The size of long-term incentive grants may vary and reflect a variety of factors including, among others, competitive market practices, retention priorities, total previous grants, current stock valuation and the estimated impact on future earnings. The Compensation Committee determines the award level for Named Executive Officers, if any, on an annual basis (usually at its February meeting).

In 2025, each of the Named Executive Officers received a combination of grants weighted in terms of grant date value, 50% to time-vesting restricted stock awards and 50% to cliff-vesting performance awards, except for Mr. B. Taylor, who was awarded 100% in the form of a time-vesting restricted stock award. We believe the inclusion of performance awards adds incentive for continued performance and enhances the Company's ability to attract and retain talented executives in an increasingly competitive marketplace. The Compensation Committee weighs the cost to stockholders of these grants against their potential benefit as an incentive, retention and compensation tool. In 2025, the Compensation Committee reduced the long-term incentive award value for our Chief Executive Officer from $3.6 million to $3.2 million, reflecting an approximate 11% reduction, due to downward movement in peer group total compensation.

CEO Long-Term Incentive Target Value Reduction

2025 Target Value	2024 Target Value	2025 vs. 2024
$3,200,000	$3,600,000	(11)%

Stock Awards. Restricted stock awards were made to the Named Executive Officers on February 20, 2025. These awards vest in three equal installments on each annual anniversary of the grant date, provided the Named Executive Officer remains an employee continuously from the date of grant through the applicable vesting date.

There is no program, plan or practice to time the award of restricted stock to Named Executive Officers in coordination with the release of material non-public information. Except in special circumstances, equity grants are made to employees annually at the time of the Board of Directors' February meeting.

Performance Awards. The performance awards represent the right to receive shares of the Company's common stock or cash in the future, subject to forfeiture conditions and achieving the identified performance objectives. The stock-based performance awards do not entitle their recipient to the right to vote, receive dividends or to any other privileges or rights of a stockholder of the Company until such time as shares of Company common stock are delivered to the recipient following vesting. Vesting of performance awards is contingent upon the Named Executive Officer's continued employment with us through the specified vesting date and our achievement of predefined performance metrics generally covering a three-year measurement period. Depending on the level of performance achieved, our Named Executive Officers may earn between 0% and 200% of the targeted value covered by the award. Upon the occurrence of certain events, such as a change in control or specified employment termination scenarios, vesting of the performance awards may be accelerated.

The Company utilizes a combination of relative and absolute metrics in the composition of the long-term incentive award targets.

The 2025 performance awards included: a stock-based performance award based on the achievement of a predefined cumulative EBITDA target (an absolute growth measure), and a cash-based performance award based on Relative Total Stockholder Return ("Relative TSR") compared to our Peer Group.

Cumulative EBITDA refers to the sum of EBITDA amounts for each of the three calendar years in the performance

period. This performance metric is an absolute rather than a relative performance measure. This metric is most commonly used to measure financial performance by industry analysts and our stockholders. Relative TSR performance awards granted by the Compensation Committee were cash-based to more closely correlate the level of benefit granted to recipients to amounts expensed in our financial statements. Potential payouts related to cash-based performance awards based on Relative TSR are capped at target if Relative TSR is negative over the performance period.

The tables below summarize the results achieved over the three-year performance period. Performance matrices provide for graduated award levels when achievement falls between the minimum and maximum levels.

Performance Award Absolute Criteria

2023[1], 2024[2] and 2025[3] PERFORMANCE AWARDS
CUMULATIVE EBITDA PERFORMANCE AWARDS AS % OF GRANT VALUE
(STOCK-SETTLED)

ACHIEVEMENT AND PAYOUT METRICS		CUMULATIVE THREE-YEAR EBITDA PERFORMANCE OBJECTIVES		
LEVEL	PAYOUT AS % OF GRANT	2023 GRANT (2023-2025)	2024 GRANT (2024-2026)	2025 GRANT (2025-2027)
Overachievement	200%	≥$357.8 million	≥$343.5 million	≥$342.4 million
Target	100%	$286.2 million[1]	$274.8 million	$273.9 million
Entry	50%	$214.7 million	$206.1 million	$205.4 million
Non Qualifying	—	<$214.7 million	<$206.1 million	<$205.4 million

[1] The target established for the 2023 - 2025 performance period was $286.2 million which represented a 62% increase from the 2022 - 2024 performance period target of $176.7 million. The actual performance achieved was $237.6 million, or an 83% payout for the 2023 grant.

[2] Performance matrix provides for graduated award levels when the cumulative EBITDA achievement falls between $206.1 million and $343.5 million. Actual performance level indicated through the partial performance period ended on December 31, 2025 was 55% of target.

[3] Performance matrix provides for graduated award levels when the cumulative EBITDA achievement falls between $205.4 million and $342.4 million. Actual performance level indicated through the partial performance period ended on December 31, 2025 was 26% of target

Performance Award Relative Criteria

2023[1] , 2024[2] and 2025[3] PERFORMANCE AWARDS
RELATIVE TSR PERFORMANCE AS % OF GRANT VALUE
(CASH-BASED)

75th Percentile	Top	200%
50th Percentile	Middle	100%
25th Percentile	Bottom	50%
<25th Percentile	Non Qualifying	—

[1] The actual level achieved for the 2023 grant for the performance period from January 1, 2023 to December 31, 2025 was the 42nd percentile, with a payout of 83% of grant value.

[2] The 2024 award's performance period is January 1, 2024 to December 31, 2026. Performance matrix provides for graduated award levels when the Relative TSR measure achievement falls between the 25th and 74th percentiles. However, if the Company's TSR is negative, payout as a percentage of grant value will not exceed 100%.

[3] The 2025 award's performance period is January 1, 2025 to December 31, 2027. Performance matrix provides for graduated award levels when the Relative TSR measure achievement falls between the 25th and 74th percentiles. However, if the Company's TSR is negative, payout as a percentage of grant value will not exceed 100%.

Chief Executive Officer Long-Term Performance Awards

The following table summarizes reported values for our Chief Executive Officer as compared to realized values of performance awards.

	PERFORMANCE AWARD AS PERCENT OF TOTAL LONG-TERM INCENTIVE GRANT	PROXY REPORTED VALUE OF PERFORMANCE AWARDS ON DATE OF GRANT ($)	PERFORMANCE METRICS	PERFORMANCE LEVEL ACHIEVED	REALIZED VALUE OF PERFORMANCE AWARDS ON DATE OF VEST ($)
2021	50%	$1,799,997	50% Relative TSR (settled in cash); 50% Cumulative EBITDA (settled in stock); three-year cliff vest for both metrics	55% based on Relative TSR; 200% based on Cumulative EBITDA	$2,221,633
2022	50%	$1,799,997	50% Relative TSR (settled in cash); 50% Cumulative EBITDA (settled in stock); three-year cliff vest for both metrics	67% based on Relative TSR; 200% based on Cumulative EBITDA	$2,033,624
2023	50%	$1,800,004	50% Relative TSR (settled in cash); 50% Cumulative EBITDA (settled in stock); three-year cliff vest for both metrics	83% based on Relative TSR; 83% based on Cumulative EBITDA	$1,520,241
2024	50%	$1,800,000	50% Relative TSR (settled in cash); 50% Cumulative EBITDA (settled in stock); three-year cliff vest for both metrics	Performance period in progress	
2025	50%	$1,600,000	50% Relative TSR (settled in cash); 50% Cumulative EBITDA (settled in stock); three-year cliff vest for both metrics	Performance period in progress	

Status of Chief Executive Officer Performance Awards Outstanding at December 31, 2025

	METRIC	ACHIEVEMENT LEVEL THROUGH 12/31/2025	REPORTED VALUE ON DATE OF GRANT ($)	REALIZED VALUE AT VESTING DATE ($)
2023 Performance Awards Performance Period 1/1/2023- 12/31/2025	Relative TSR	83 %	$900,000	$747,000
	Cumulative EBITDA	83 %	$900,004	$773,241
2024 Performance Awards Performance Period 1/1/2024 - 12/31/2026	Relative TSR	83 %	$900,000	Performance period in progress
	Cumulative EBITDA	55% of target in year two of performance period	$900,000	Performance period in progress
2025 Performance Awards Performance Period 1/1/2025 - 12/31/2027	Relative TSR	167 %	$800,000	Performance period in progress
	Cumulative EBITDA	26% of target in year one of performance period	$800,000	Performance period in progress

Benefits

Employee benefits are designed to be broad based, competitive and to attract and retain employees. From time to time the Compensation Committee reviews plan updates and recommends that the Company implement certain changes to existing plans or adopt new benefit plans.

Health and Welfare Benefits

The Company offers a standard range of health and welfare benefits to all employees including executives. Named Executive Officers make the same contributions for the same type of coverage and receive the same level of benefit as any other employee for each form of coverage/benefit.

Retirement Plans

The Company does not offer a defined benefit retirement plan. The Company does offer a defined contribution 401(k) retirement plan to substantially all of its U.S. employees. During 2025, the Company matching contributions under the 401(k) retirement plan were: 100% match of the first 4% employee contribution and 50% match on the next 2% employee contribution.

Deferred Compensation Plan

The Company maintains a nonqualified deferred compensation plan (the "Deferred Compensation Plan")

that permits eligible employees and directors to elect to defer all or a part of their cash compensation (base and/or incentives) from the Company until the termination of their status as an employee or director or in the event of a change of control. Employees, including our Named Executive Officers, that participate in the Deferred Compensation Plan do not receive any additional compensation other than the employer match (as discussed above) on compensation deferred equivalent to what would have been matched in the Company's 401(k) plan, absent certain IRS limitations. A deferral election may provide for deferring different forms or levels of compensation (base salary and/or incentive compensation) during the year. Directors who elect to participate in the Deferred Compensation Plan do not receive any matching contributions. Additional details regarding the Deferred Compensation Plan are contained within the section below titled "Nonqualified Deferred Compensation."

Other Perquisites and Personal Benefits

The Company does not generally offer any perquisites or other personal benefits to our Named Executive Officers with an aggregate value over $10,000. Some Named Executive Officers do have Company paid club memberships, which are used for both personal and business purposes.

Compensation Consultant

In 2025, the Compensation Committee engaged Meridian Compensation Partners (the "Consultant") to: (i) review the peer group of companies used for comparison purposes in the preceding year and assess the peer group's continued validity; (ii) conduct a review of the competitiveness of our total direct compensation of the Named Executive Officers, relative to data disclosed in proxy statements and other filings with the SEC by the peer group of companies and survey data; (iii) conduct a pay-for-performance analysis to assess the alignment of Chief Executive Officer pay and the Company performance and the peer group of companies identified; (iv) assess compensation for non-employee directors relative to compensation programs of a peer group of companies; (v) assist in assessment of potential excise taxes pursuant to Section 4999 of the Code, assuming a change of control occurred on

December 31, 2025; and (vi) assist the Compensation Committee in the performance of its duties. The decision to engage the Consultant and the approval of its compensation and other terms of engagement were made by the Compensation Committee without reliance on any recommendation of management. The Consultant's engagement was limited to executive compensation and non-employee director projects requested by the Compensation Committee, and no other services were provided to the Company or management.

The Compensation Committee considered this and other factors in its recent assessment of the independence of the Consultant and concluded that the Consultant's work for the Compensation Committee does not raise any conflict of interest. Fees paid to the Consultant in 2025 were $134,000.

Executive Compensation Policies

The following provides a summary of some of our executive compensation practices and policies.

What We Do	What We Don't Do
✔ 100% independent Compensation Committee	✖ NO hedging of our stock
✔ Performance-based compensation	✖ NO pledging of our stock
✔ Balance of short- and long-term incentives	✖ NO employment agreements with NEOs
✔ Challenging stock ownership guidelines	✖ NO excise tax gross-ups in post-2009 agreements
✔ Consider peer group reports when establishing compensation	✖ NO excessive perquisites
✔ Risk assessment	✖ NO guaranteed bonuses
✔ Incentive recoupment policy for named executive officers	✖ NO repricing of underwater options
✔ Incentive clawback policy	

- *Securities Trading Policy*—The Company prohibits directors, officers and employees from trading the Company's securities on the basis of material, non-public information or "tipping" others who may so trade on such information. In addition, the policy prohibits certain officers, directors, and related persons from trading in the Company's securities without obtaining prior approval from the Company's Chief Executive Officer, Chief Financial Officer or Corporate Secretary. Executive officers and directors are expressly prohibited from trading options or any derivative type of contract related to the Company's stock.

- *Anti-Hedging/Anti-Pledging*—Directors and officers are prohibited from (i) purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Company's stock, including prepaid variable forward contracts, equity swaps, collars and exchange funds; (ii) engaging in short sales related to the Company's common stock; (iii) placing standing orders; (iv) holding Company stock in margin accounts; and (v) pledging Company securities as collateral for a loan. See the Corporate Governance section for a more detailed discussion of our anti-hedging policy.

- *Executive Stock Ownership and Retention Guidelines*—The Compensation Committee has adopted Executive Stock Ownership and Retention Guidelines to further align the interests of executives with the interests of stockholders and further promote the Company's commitment to sound corporate governance. The Compensation Committee may, from time to time, reevaluate and revise participants' guidelines to incorporate pay changes or other events.

- *Incentive Recoupment Policy for Named Executive Officers* — In October 2023, the Company's Board of Directors adopted an incentive-based compensation recoupment policy (the "Recoupment Policy") covering its Named Executive Officers responsive to SEC required changes in NYSE listing standards. The policy provides the Company with the ability to seek recoupment of any erroneously awarded performance-based compensation received by a Named Executive Officer on or after October 2, 2023 if the Company is required to restate its financial statements due to a material

misstatement. For periods prior to October 2, 2023, our Named Executive Officers were subject to the Company's incentive compensation clawback policy discussed below.

- *Supplemental Incentive Compensation Clawback Policy*— The Company's incentive compensation clawback policy provides the Company with the ability, in appropriate circumstances, to seek restitution of any performance-based compensation received by an employee (including Named Executive Officers) as a result of such employee's fraud or misconduct, resulting in a material misstatement contained in the Company's financial statements, which results in a restatement of these financial statements. In October 2023, we adopted a new incentive compensation clawback policy to comply with new clawback laws (described above); therefore, our original policy was amended and restated to apply more generally to our employee population that may receive incentive compensation awards. However, with respect to any officer covered by the new Recoupment Policy described above, to the extent that the Recoupment Policy and our original policy conflict or potentially cover the same event, we will apply the terms of the Recoupment Policy.

- *Practices Related to the Grant of Certain Equity Awards in Relation to the Release of Material Nonpublic Information* —We do not currently grant stock options or option-like equity awards to our employees or directors, therefore we do not currently have a formal practice or policy with respect to the grant of stock options or option-like awards. However, with respect to the grant of other equity awards to our employees in 2025, we did not grant awards in connection with the release of any material nonpublic information.

- *Repricing Stock Options*—The Company's practice is to price awards at the market price on the date of award. The Company's Equity Participation Plan prohibits any repricing of options without our stockholders' approval.

The stock ownership guidelines for the senior executives are as follows:

POSITION	MULTIPLE OF SALARY
Chief Executive Officer	5X
Executive Officers (Section 16)	2X

Stock that counts toward satisfaction of the stock ownership guidelines includes:

- Company shares owned outright (i.e. open market purchases) by the executive or his or her immediate family members residing in the same household;

- Shares owned indirectly by the executive officer (e.g., by a spouse or other immediate family member or a trust for the benefit of the executive officer or his or her family), whether held individually or jointly;

- Time-based restricted shares granted to the executive officer under the Company's long-term equity incentive plan;

- Shares represented by amounts invested in the executive officer's account under the Company's 401(k) plan; and

- Shares held on behalf of the executive officer that are deemed invested in shares under the Company's Deferred Compensation Plan.

Covered executives are required to achieve their stock ownership guideline within five years from inclusion in the program and continue to maintain and hold the level of stock ownership as long as they are executive officers of the Company. All covered executives were in compliance with the Executive Stock Ownership and Retention Guidelines as of December 31, 2025.

Executive and Change of Control Agreements

The Company maintains Executive Agreements with its Named Executive Officers. The Executive Agreements are not considered employment agreements and the applicable executives are employed "at will" by the Company. The individual agreements provide protection in the event of a qualified termination, which is generally defined as an (i) involuntary termination of the executive officer by the Company other than for "Cause" or (ii) either an involuntary termination other than for "Cause" or a voluntary termination by the executive for "Good Reason," in each case, during a specified period of time after a corporate "Change of Control" (as defined in each Executive Agreement) of the Company. Executives who resign voluntarily without Good Reason under either arrangement do not trigger any payments.

The Change of Control provision in the Executive Agreements is intended to encourage continued employment by the Company of its executive officers and to allow such executive to be in a position to provide assessment and advice to the Board of Directors regarding any proposed Change of Control without concern that such

executive might be unduly distracted by the uncertainties and risks created by a proposed Change of Control. An Executive Agreement entered into previously with Ms. C. Taylor entitles her to be made whole for any excise taxes incurred with respect to severance payments that are in excess of the limits set forth under the Internal Revenue Code. The Company discontinued the practice of providing tax gross-ups in its Executive Agreements in 2010, and accordingly, the Executive Agreements entered into with Messrs. Hajdik, Moses and B. Taylor do not contain excise tax gross up protection.

The Executive Agreements have a term of three years and are extended automatically for one additional day on a daily basis, unless notice of non-extension is given by the Board of Directors of the Company, in which case the Executive Agreement will terminate on the third anniversary of the date notice is given. See "Potential Payments Under Termination or Change of Control" in this Proxy Statement for additional disclosures regarding the Executive Agreements.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis filed in this document. The Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2025.

The Compensation Committee:

Lawrence R. Dickerson, Chair
Robert L. Potter
E. Joseph Wright

February 18, 2026

Summary Compensation Table

The table below summarizes the total compensation paid or earned by our Named Executive Officers for each fiscal year in the three year period ended December 31, 2025.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	STOCK AWARDS ($)[1]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[2]	LONG-TERM INCENTIVE CASH AWARDS ($)[3]	ALL OTHER COMPENSATION ($)[4]	TOTAL ($)
Cindy B. Taylor President & Chief Executive Officer	2025	925,000	2,400,003	1,654,244	—	100,139	5,079,386
	2024	925,000	2,700,000	1,141,473	—	114,775	4,881,248
	2023	925,000	2,700,004	1,333,860	—	167,657	5,126,521
Lloyd A. Hajdik Executive Vice President, Chief Financial Officer & Treasurer	2025	495,000	937,500	639,331	—	41,786	2,113,617
	2024	495,000	937,503	434,888	—	44,973	1,912,364
	2023	492,115	937,501	521,143	—	66,559	2,017,318
Philip S. Moses Executive Vice President and Chief Operating Officer	2025	495,000	937,500	639,331	—	50,955	2,122,786
	2024	495,000	937,503	434,888	—	25,131	1,892,522
	2023	492,115	937,501	521,143	—	72,218	2,022,977
Brian E. Taylor Senior Vice President, Controller & Chief Accounting Officer	2025	350,200	374,998	149,338	150,000	27,575	1,052,111
	2024	350,200	299,998	88,636	170,000	21,935	930,769
	2023	345,492	300,001	136,225	120,000	28,079	929,797

[1]	The amounts in this column represent the dollar amounts for the years shown of the aggregate grant date fair value of restricted stock awards and stock-based performance awards, as applicable, granted in those years computed in accordance with FASB ASC Topic 718—Stock Compensation. Values actually earned can vary greatly from reported amounts depending upon movements in the stock price during the vesting period. Generally, the aggregate grant date fair value is the aggregate amount that the Company expects to expense in its financial statements over the award's vesting schedule (generally three years) and, for stock-based performance awards, is based upon the probable outcome of the applicable performance conditions. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect the Company's estimated accounting expense for these awards and options, and do not necessarily correspond to the actual value that may be recognized by our Named Executive Officers. See Note 11 to our consolidated financial statements included in our Annual Report on Form 10-K for additional detail regarding assumptions underlying the value of these awards. The stock-based performance awards can potentially achieve a maximum number of shares equal to 200% of the target level of shares, depending on the Company's performance. The target number of shares and the corresponding grant date fair value of the stock-based performance awards is reflected in this table and in the Grants of Plan-Based Awards table for 2025 below. The maximum fair value of performance-based awards granted in 2025 (rather than the probable value for accounting purposes reflected in the table above) was $1,600,002 for Ms. C. Taylor, and $625,004 for each of Mr. Hajdik and Mr. Moses. The combined target value for the restricted stock awards and the stock-based performance awards was reduced by $300,000, from $2,700,000 to $2,400,000 for Ms. C. Taylor.

[2]	This column includes the 2023 cash-based performance awards based on Relative TSR, which achieved a payout of 83% of target performance. Due to SEC reporting rules, the cash-based awards granted in 2024 and 2025 will not be reported in the Summary Compensation Table until 2027 and 2028, respectively, after the performance period for those awards has ended (assuming the performance criteria is achieved). Amounts reported in the "Non-Equity Incentive Plan Compensation" column for 2025 included the following for each Named Executive Officer:

	2025 AICP ($)	2023 CASH-BASED PERFORMANCE AWARDS ($)	TOTAL ($)
Cindy B. Taylor	907,244	747,000	1,654,244
Lloyd A. Hajdik	379,956	259,375	639,331
Philip S. Moses	379,956	259,375	639,331
Brian E. Taylor[a]	149,338	—	149,338

[a]	Mr. B. Taylor did not participate in the 2023 cash-based performance awards.

[3]	This column includes amounts paid to Mr. B. Taylor related to service-based cash incentive awards granted between 2020 and 2024. These awards vest in three equal annual installments, subject to his continued employment on the applicable payment dates.

[4]	The 2025 amount shown in the "All Other Compensation" column reflects the following for each Named Executive Officer:

	401 (K) PLAN MATCH ($)[a]	DEFERRED COMPENSATION PLAN MATCH ($)[a]	OTHER ($)	TOTAL ($)
Cindy B. Taylor[b]	17,684	55,489	26,966	100,139
Lloyd A. Hajdik	20,610	15,416	5,760	41,786
Philip S. Moses	20,550	30,405	—	50,955
Brian E. Taylor	24,311	3,264	—	27,575

[a]	Represents the matching contributions and adjustments made by the Company to each of our Named Executive Officers pursuant to the 401(k) Retirement Plan and the Deferred Compensation Plan as more fully described in "Nonqualified Deferred Compensation," included herein.

[b]	The amounts in the "Other" column in the table above include club membership dues for Ms. C. Taylor and Mr. Hajdik.



Grants of Plan-Based Awards

The following table provides information about equity and non-equity awards granted to our Named Executive Officers in 2025, including the following: (1) the grant date; (2) the estimated possible payouts under the non-equity incentive plan, which is discussed in "Compensation Discussion and Analysis—Elements of Compensation—Short-term Incentives and —Long-term Incentives", included herein; (3) the number of performance awards pursuant to the Company's Equity Participation Plan; (4) the number of restricted stock awards pursuant to the Company's Equity Participation Plan; and (5) the fair value of each equity award computed in accordance with FASB ASC Topic 718—Stock Compensation as of the grant date.

NAME	PLAN	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)[4]	GRANT DATE FAIR VALUE OF STOCK AWARDS ($)[5]
			THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)		
Cindy B. Taylor	AICP[1]		372,313	1,063,750	2,127,500					
	Cash-Based Performance Award[2]	2/20/2025	400,000	800,000	1,600,000					
	Stock-Based Performance Award[3]	2/20/2025				74,488	148,976	297,952		800,001
	Equity Participation Plan (Restricted Stock)	2/20/2025							297,952	1,600,002
Lloyd A. Hajdik	AICP[1]		155,925	445,500	891,000					
	Cash-Based Performance Award[2]	2/20/2025	156,250	312,500	625,000					
	Stock-Based Performance Award[3]	2/20/2025				29,097	58,194	116,388		312,502
	Equity Participation Plan (Restricted Stock)	2/20/2025							116,387	624,998

NAME	PLAN	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)[4]	GRANT DATE FAIR VALUE OF STOCK AWARDS ($)[5]
			THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)		
Philip S. Moses	AICP[1]		155,925	445,500	891,000					
	Cash-Based Performance Award[2]	2/20/2025	156,250	312,500	625,000					
	Stock-Based Performance Award[3]	2/20/2025				29,097	58,194	116,388		312,502
	Equity Participation Plan (Restricted Stock)	2/20/2025							116,387	624,998
Brian E. Taylor	AICP[1]		61,285	175,100	350,200					
	Equity Participation Plan (Restricted Stock)	2/20/2025							69,832	374,998

[1] The amounts shown in the column "Target" reflect the target level of bonus payable under the Company's AICP (see discussion in "Compensation Discussion and Analysis—Elements of Compensation—Short–term Incentives," included herein) which is based on an executive's base salary paid during the year multiplied by the executive's bonus percentage. The base salary used in this table is the base salary in effect as of December 31, 2025; however, actual awards are calculated based on a participant's eligible AICP earnings paid in the year. The amount shown in the "Maximum" column represents 200% of the target amount. Performance results at or below the threshold level percentage of performance targets established under the AICP will result in no payments being made under the AICP. The threshold level percentage was set at 75% of target in 2025 for our Named Executive Officers. If the performance results fall between the threshold level and the target level, 35 – 100% of the target level bonus will be paid out proportionately to the distance such performance results fall between the two levels. If the performance results fall between the target level and the maximum level, 100 – 200% of the target level bonus will be paid out proportionately to the distance such performance results fall between the two levels.

[2] The amounts shown under "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" include cash-based performance awards as described as "Elements of Compensation – Long-term Incentives" included herein. Target level cash-based performance awards granted in 2025 are based on Relative TSR. If the Relative TSR performance is below the 25th percentile, 100% of the cash-based performance awards will be forfeited. If the performance is between the 25th and the 75th percentiles, 50% up to 167% of the cash-based performance awards will payout. If the performance is greater than or equal to 75th percentile, the cash-based performance awards payout is 200%. However, if the Company's Relative TSR is negative, payout as a percentage of grant value will not exceed 100%. Due to SEC reporting rules, the cash-based performance awards will not be reported in the Summary Compensation Table until the 2028 Proxy Statement after the performance period has ended (assuming the performance criteria is achieved).

[3] The amounts shown under "Estimated Future Payouts Under Equity Incentive Plan" include stock-based performance awards (reflected in shares) as described as "Elements of Compensation – Long-term Incentives" included herein. Target level performance of awards granted in 2025 is based on Cumulative EBITDA. If the Cumulative EBITDA performance is less than $205.4 million, 100% of the stock-based performance awards will be forfeited. If the performance is between $205.4 million and $273.9 million, up to 100% of the stock-based performance awards vest. If the performance is between $273.9 million and $342.4 million, the stock-based performance awards vest between 100% and 200%. If the performance is greater than or equal to $342.4 million, the stock-based performance awards vest at 200%.

[4] The amounts shown in "All Other Stock Awards" column reflect the number of restricted stock awards granted in 2025 pursuant to the Company's Equity Participation Plan. These awards carry a three-year vesting requirement to be fully earned.

[5] This column shows the full grant date fair value of restricted stock awards and stock-based performance awards computed under FASB ASC Topic 718—Stock Compensation which were granted to our Named Executive Officers during 2025. Generally, the full grant date fair value is the amount that the Company would expense in its financial statements over the award vesting schedule and, for stock-based performance awards, is based upon the probable outcome of the applicable performance conditions. The target number of shares (100% of target levels) and the corresponding grant date fair value of that level of payout is reflected in this table and in the Summary Compensation table for 2025 awards above. The maximum fair value of the stock-based performance awards granted in 2025 was $1,600,002 for Ms. C. Taylor, and $625,004 for each of Mr. Hajdik and Mr. Moses. The Compensation Committee approved a reduction in target long-term incentive award value for Ms. C. Taylor from $3,600,000 to $3,200,000, representing a decrease of approximately 11%.

While not considered employment agreements, each of our Named Executive Officers is party to an Executive Agreement. For a description of these agreements, please see "Compensation Discussion and Analysis—Executive and Change of Control Agreements." The compensation amounts described in the preceding table were determined as described under "Compensation Discussion and Analysis—Elements of Compensation." The material terms of the awards reported in the Grants of Plan-Based Awards Table below are described in the "Compensation Discussion and Analysis—Elements of Compensation—Short–term Incentives" and "—Long-term Incentives."

Outstanding Equity Awards at 2025 Fiscal Year End

The following table provides information on the holdings of stock options and stock awards by our Named Executive Officers as of December 31, 2025. This table includes outstanding and exercisable option awards and unvested stock awards, including restricted stock awards and stock-based performance awards. Each equity grant is shown separately for each Named Executive Officer. The vesting schedule for each grant is provided in this table, based on the option or stock award grant date or other factors, as discussed. Accelerated vesting provisions applicable to the outstanding awards are described below under "—Potential Payments Upon Termination or Change in Control." The market value of the stock awards is based

on the closing market price of the Company's common stock as of December 31, 2025, which was $6.77. In accordance with disclosure requirements, stock-based performance awards have been presented in the table below assuming that the performance period ended on December 31, 2025 and that the performance level achievement would have been at target (100%) for the 2023 awards (actual results achieved were 83%), target (100%) for the 2024 awards and entry (50%) for the 2025 awards. For additional information about these awards, see the description of equity incentive compensation in "Compensation Discussion and Analysis Elements of Compensation—Long–term Incentives," included herein.

NAME OF EXECUTIVE	GRANT DATE	AWARD TYPE	NUMBER OUTSTANDING	PORTION EXERCISABLE	EXERCISE PRICE	EXPIRATION DATE[1]	MARKET VALUE	VESTING SCHEDULE
Cindy B. Taylor	2/16/2023	Restricted Stock	65,861				$ 445,879	100% in 2026
	2/16/2023	Performance Award	81,998				555,126	100% on December 31, 2025, subject to performance[2]
	2/16/2024	Restricted Stock	196,721				1,331,801	50% in each of 2026 and 2027
	2/16/2024	Performance Award	147,541				998,853	100% on December 31, 2026, subject to performance[3]
	2/20/2025	Restricted Stock	297,952				2,017,135	33% in each of 2026, 2027 and 2028
	2/20/2025	Performance Award	74,488				504,284	100% on December 31, 2027, subject to performance[4]
Total			864,561	—			$ 5,853,078	

NAME OF EXECUTIVE	GRANT DATE	AWARD TYPE	NUMBER OUTSTANDING	PORTION EXERCISABLE	EXERCISE PRICE	EXPIRATION DATE[1]	MARKET VALUE	VESTING SCHEDULE
Lloyd A. Hajdik	2/16/2023	Restricted Stock	22,868			$	154,816	100% in 2026
	2/16/2023	Performance Award	28,471				192,749	100% on December 31, 2025, subject to performance[2]
	2/16/2024	Restricted Stock	68,306				462,432	50% in each of 2026 and 2027
	2/16/2024	Performance Award	51,230				346,827	100% on December 31, 2026, subject to performance[3]
	2/20/2025	Restricted Stock	116,387				787,940	33% in each of 2026, 2027 and 2028
	2/20/2025	Performance Award	29,097				196,987	100% on December 31, 2027, subject to performance[4]
Total			316,359	—		$	2,141,751	
Philip S. Moses	2/16/2023	Restricted Stock	22,868			$	154,816	100% in 2026
	2/16/2023	Performance Award	28,471				192,749	100% on December 31, 2025, subject to performance[2]
	2/16/2024	Restricted Stock	68,306				462,432	50% in each of 2026 and 2027
	2/16/2024	Performance Award	51,230				346,827	100% on December 31, 2026, subject to performance[3]
	2/20/2025	Restricted Stock	116,387				787,940	33% in each of 2026, 2027 and 2028
	2/20/2025	Performance Award	29,097				196,987	100% on December 31, 2027, subject to performance[4]
Total			316,359	—		$	2,141,751	
Brian E. Taylor	2/16/2023	Restricted Stock	10,977			$	74,314	100% in 2026
	2/16/2024	Restricted Stock	32,786				221,961	50% in each of 2026 and 2027
	2/20/2025	Restricted Stock	69,832				472,763	33% in each of 2026, 2027 and 2028
Total			113,595			$	769,038	

[1] All outstanding stock options expired February 18, 2025 and were forfeited.

[2] Stock-based performance award reported at actual level of performance achieved as approved by the Compensation Committee on February 18, 2026. Given the fact that the Compensation Committee does not certify performance for these awards until the year following the year in which the performance period ends, the awards are still deemed "outstanding" for purposes of this table as of December 31, 2025.

[3] Stock-based performance award reported at target level (100%). Actual performance level indicated through the partial performance period ended on December 31, 2025 was 55% of target.

[4] Stock-based performance award reported at entry level (50%). Actual performance level indicated through the partial performance period ended on December 31, 2025 was 26% of target.

Stock Vested

The following table provides information for our Named Executive Officers on the number of shares acquired upon the vesting of stock awards and the value realized during 2025, in each case before payment of any applicable taxes.

NAME	STOCK AWARDS[1]	
	NUMBER OF SHARES ACQUIRED ON VESTING (#)	PRE-TAX VALUE REALIZED ON VESTING ($)
Cindy B. Taylor	531,756	2,818,718
Lloyd A. Hajdik	184,638	978,724
Philip S. Moses	184,638	978,724
Brian E. Taylor	42,685	231,353

[1] Reflects shares received pursuant to restricted and stock-based performance awards under the Equity Participation Plan for grants made in 2022 through 2024 to each Named Executive Officer. The value realized upon vesting of these awards represents the aggregate dollar amount realized by the Named Executive Officer upon vesting computed by multiplying the number of shares of stock by the closing price of the underlying shares on the applicable vesting date, which for the stock-based performance awards is the date the Compensation Committee certifies performance with respect to such awards.

Nonqualified Deferred Compensation

Deferred Compensation Plan

The Company maintains the Deferred Compensation Plan, which is a nonqualified deferred compensation plan for U.S. citizens that permits our directors and eligible employees to elect to defer all or a part of their cash compensation (for employees, base salary and/or incentive pay) from us until the termination of their status as a director or employee or a change of control.

Employees that participate in the Deferred Compensation Plan do not receive any additional compensation other than the employer match on compensation deferred equivalent to what would have been matched in the Company's 401(k) plan, absent certain IRS limitations. A deferral election may provide for deferring different forms or levels of compensation (base salary and/or incentive compensation) during the year. Participating employees are eligible to receive from the Company a matching deferral under the Deferred Compensation Plan that is intended to compensate them for contributions they could not receive from the Company under the 401(k) plan due to the various limits imposed on 401(k) plans by U.S. federal income tax laws. Directors who elect to participate in the Deferred Compensation Plan do not receive any matching contributions.

Participants in the Deferred Compensation Plan are able to invest contributions made to the Deferred Compensation Plan in investment funds approved by a Retirement Plan

Compensation Committee, which also mirror the 401(k) plan investment funds. The Company percentage match on employee contributions vests in the same manner as in the Company's 401(k) plan. Since the investment choices under the Deferred Compensation Plan are identical to the choices available under our 401(k) Plan, no above market or preferential earnings are provided under the Deferred Compensation Plan. As such, no earnings or losses on Deferred Compensation Plan amounts are reported in the Summary Compensation table.

Generally, each participant in the Deferred Compensation Plan will receive (i) a lump sum distribution or installment payments (at the participant's election) upon termination of the participant's service with the Company and its affiliates or (ii) a lump sum distribution upon a change of control (as defined in the Equity Participation Plan). For "Key Employees," as defined in IRS regulations, distributions of deferrals made after 2004 due to the Key Employee's "separation from service" will generally be delayed at least six months.

Detailed below is a summary of activity in the Deferred Compensation Plan for each Named Executive Officer.

NAME	EXECUTIVE CONTRIBUTIONS IN LAST FISCAL YEAR ($)[1]	REGISTRANT CONTRIBUTIONS IN LAST FISCAL YEAR ($)[2]	AGGREGATE EARNINGS (LOSS) IN LAST FISCAL YEAR ($)[3]	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($)	AGGREGATE BALANCE AT LAST FISCAL YEAR END ($)
Cindy B. Taylor	87,808	55,489	1,125,645	(9,120)	8,354,930
Lloyd A. Hajdik	43,231	15,416	180,104	0	1,155,923
Philip S. Moses	28,895	30,405	155,101	(31,475)	1,467,841
Brian E. Taylor	7,004	3,264	12,947	0	123,797

[1] All contribution amounts for the last fiscal year reported in this table are also included in the "Salary" and "Non-Equity Incentive Plan Compensation" amounts reported in the Summary Compensation Table for 2025.

[2] Amounts reported as Company matching contributions or adjustments in this column are also included in the "All Other Compensation" column of the Summary Compensation Table for 2025.

[3] This column represents net unrealized appreciation, depreciation, dividends and distributions from mutual fund and other investments for 2025 associated with investments held in the Deferred Compensation Plan.

The Company has elected to include Company owned life insurance as a component of the Deferred Compensation Plan to partially fund the cost of the plan with life insurance proceeds if a consenting participant dies. In the event of death of a consenting participant, the Company will directly receive the full death benefit in the amount of $1,550,000. For consenting participants who are still actively employed by the Company, the Company has agreed to pay a survivor benefit equal to 50% ($775,000) of the individual coverage amount to their designated beneficiary.

Potential Payments Upon Termination or Change of Control

The table below reflects the amount of compensation to each of our Named Executive Officers of the Company in the event of a qualifying termination, which is generally defined as (i) an involuntary termination of the executive officer by the Company other than for "Cause" or (ii) either an involuntary termination other than for "Cause" or a voluntary termination by the executive for "Good Reason," in each case, during a specified period of time after a corporate "Change of Control". "Cause" is generally defined in the Executive Agreements as executive's conviction of (or plea of nolo contendere to) a felony, dishonesty or a breach of trust as regards the Company or any subsidiary; executive's commission of any act of theft, fraud, embezzlement or misappropriation against the Company or any subsidiary; executive's willful and continued failure to devote substantially all of his or her business time to the Company's business affairs; or executive's unauthorized disclosure of confidential information of the Company that is materially injurious to the Company. The Executive Agreements generally define "Good Reason" to mean a material reduction in the executive's authority, duties or responsibilities; a material reduction of executive's compensation and benefits; the Company's failure to obtain a written agreement from any successor or assigns of the Company to assume and perform the executive agreement; or the Company requires executive, without executive's consent, to relocate more than 50 miles. A "Change of Control" for the Executive Agreements shall generally mean any person acquires beneficial ownership of securities of the Company representing 35% or more of the combined voting power of the Company's then outstanding securities; provided, however, that if the Company engages in a merger or consolidation in which the Company or surviving entity in such merger or consolidation becomes a subsidiary of another entity, then references to the Company's then outstanding securities

shall be deemed to refer to the outstanding securities of such parent entity; a change in the composition of the Board of Directors, as a result of which fewer than a majority of the directors are incumbent directors (as defined in the applicable Executive Agreements); consummation of a merger or consolidation of the Company with another entity, other than a transaction that would result in the Company's outstanding voting securities immediately prior to the transaction continuing to represent more than 50% of the outstanding voting securities of the resulting entity; approval of a complete liquidation of the Company; or the sale or disposition of all or substantially all of the Company's assets. See "Compensation Discussion and Analysis—Executive and Change of Control Agreements" herein for additional information. The scope and terms of compensation due to each Named Executive Officer upon voluntary terminations, early retirement, retirement, for Cause termination and in the event of disability or death of the executive are the same as other salaried employees, other than with respect to the potential death benefit for participants in the Deferred Compensation Plan described above in the "Nonqualified Deferred Compensation" section.

The amounts shown in the table, which follows, assume for each of our Named Executive Officers that such qualified termination or a Change of Control was effective as of December 31, 2025 and, therefore, include compensation earned through such date. The table includes estimate amounts because actual amounts to be paid can only be determined at the time of such executive's separation from the Company or upon a Change of Control. Due to the fact that the death benefit associated with the life insurance policies for the Deferred Compensation Plan are quantified above, that amount is not repeated in the hypothetical calculations below.

Executive and Change of Control Agreements

Pursuant to the Company's Named Executive Officers' Executive Agreements, if the executive is terminated by the Company (other than termination by the Company for Cause, or by reason of death or disability), or if the executive voluntarily terminates employment for Good Reason, in either case, during the 24-month period following a Change of Control, then the executive is entitled to receive (i) a lump sum severance payment of two times (or two and a half in the case of Ms. C. Taylor) the sum of the executive's base salary and the target annual bonus that may be earned by the executive pursuant to the AICP for the year of termination or the year preceding the Change of Control, whichever is the greater amount, (ii) medical and dental health benefits and disability benefits coverage until the earlier of (A) 36 months and (B) the date the executive begins receiving comparable benefits from a subsequent employer, (iii) 100% vesting of all restricted shares, restricted stock units and stock options (and such options shall remain exercisable for the remainder of their term), (iv) vesting of all contributions to our 401(k) plan and Deferred Compensation Plan to the extent not already vested and (v) outplacement services equal to a maximum of 15% of the executive's salary at the time of termination until the earliest to occur of (A) December 31 of the second calendar year following the year of termination and (B) the date the executive accepts subsequent employment. Unlike "single trigger" plans that pay out immediately upon a change of control, the executive agreements require a "double trigger" (i.e. a change of control followed by a qualified termination) for the payment of severance.

If the executive is terminated by the Company without Cause other than during the 24-month period following a Change of Control, the Executive Agreements provide (i) for a lump sum severance payment of one times (or one and one half with respect to Ms. C. Taylor) the sum of the executive's base salary and the target annual bonus that may be earned by the executive pursuant to the AICP for the year of termination, (ii) that all restrictions on restricted shares and restricted stock units will lapse and (iii) for continued medical and dental health benefits and disability benefits coverage until the earlier of (A) 24 months and (B) the date the executive begins receiving comparable benefits from a subsequent employer. Any vested, non-qualified stock options would expire after 3 months of the date of termination if not exercised prior to their expiration.

The Executive Agreement entered into with Ms. C. Taylor during 2001 contains parachute payment excise tax gross up protection. Executive Agreements entered into with Messrs. Hajdik, Moses and Mr. B. Taylor do not contain excise tax gross up protection.

To receive benefits under the Executive Agreements, the executive officer will be required to execute a release of all claims against the Company.

Deferred Compensation Plan

Generally, each participant in the Deferred Compensation Plan will receive, at the participant's election, a lump sum distribution or installment payments upon a change of control or a termination of the participant's service with the Company and its affiliates. For "Key Employees," as defined in IRS regulations, distributions of deferrals made after 2004 are delayed at least six months. Any other withdrawals by the participant will be made in good faith compliance with Section 409A limitations.

Equity and Performance Awards

The Company's restricted stock award agreements provide that restricted stock awards will become fully vested on (i) the date a Change of Control occurs or (ii) the termination of an employee's employment due to his or her death or a disability that entitles the employee to receive benefits under a long-term disability plan of the Company.

The performance awards contain potential acceleration provisions that will depend upon the timing of the acceleration event in relation to the grant date of the award. Prior to the eighteen-month anniversary of the grant date of the award, in the event that a Change of Control occurs, or the employee becomes disabled or dies, then the performance award will vest upon the occurrence of such event at the greater of "target" levels or a "determined percentage" of target. The determined percentages with respect to the stock-based performance awards (cumulative EBITDA) would be calculated using the actual level of performance attained for the award on the last day of the fiscal quarter that is coincident with or immediately precedes the Change of Control or the termination event, as applicable. The determined percentages with respect to the cash-based performance awards (Relative TSR) would be calculated using the actual level of performance attained for the award on the date of the applicable vesting event (the Change of Control), or the termination event, as applicable. In the event that the acceleration is due to the employee's disability or death, both the target level and the determined percentage will be further multiplied by a fraction that is based upon the number of days the employee was actually employed during the performance period compared to the total number of days in the performance period.

On or after the eighteen-month anniversary of the grant date of the performance award, in the event that a Change of Control occurs or the employee becomes disabled or dies, then the performance award will vest upon the occurrence of such event at the greater of "target" levels or the "determined percentage" of target described above. In the event that the employee retires (defined as a termination after the age of 58 that is due to a reason other than death or disability), the performance award will vest based upon the "determined percentage" of target described above, but if the retirement date occurs prior to the eighteen-month anniversary of the grant date of the award, then the award will be further multiplied by a fraction that is based upon the number of days the employee was actually employed during the performance period compared to the total number of days in the performance period.

For performance awards, in the event we terminate the employee's employment without "Cause" (and not by reason of death or disability) prior to the end of the performance period, then the performance award will vest on the date of such termination based upon the "determined percentage" of target as described above, but, if such termination of employment occurs prior to the eighteen-month anniversary of the grant date of the award, then the award will be further multiplied by a fraction that

is based on the number of days the employee was actually employed during the performance period compared to the total number of days in the performance period. For this purpose, the term "Cause" has the same meaning as defined in the employee's individual executive agreement or, in the absence of such an agreement or definition, means conviction of (or plea of nolo contendere to) a felony, dishonesty or a breach of trust as regards the Company or any subsidiary; commission of any act of theft, fraud, embezzlement or misappropriation against the Company or any subsidiary; willful and continued failure to devote substantially all of the employee's business time to the Company's business affairs; or unauthorized disclosure of confidential information of the Company or any subsidiary.

The Company has also granted Mr. B. Taylor cash-based long-term incentive awards that would become fully vested on (i) the date a Change of Control occurs or (ii) the termination of his employment due to his death.

Quantification of Payments

Shown in the table below are potential payments upon the assumed (i) involuntary not for Cause termination of our Named Executive Officers other than during the 24-month period following a Change of Control, or (ii) involuntary not for Cause termination or termination by the Named Executive Officer for "Good Reason," in either case, during

the 24-month period following a Change of Control of the Company occurring as of December 31, 2025. In addition, the tables that follow show the potential payments upon the hypothetical (i) disability, retirement or death of our Named Executive Officers, and (ii) Change of Control of the Company, in each case, occurring as of December 31, 2025.

EXECUTIVE BENEFITS AND PAYMENTS UPON SEPARATION		POTENTIAL PAYMENTS UPON TERMINATION AND CHANGE OF CONTROL			
		INVOLUNTARY NOT FOR CAUSE TERMINATION WITHOUT A CHANGE OF CONTROL ON 12/31/2025	TERMINATION WITH A CHANGE OF CONTROL ON 12/31/2025	DISABILITY, RETIREMENT, OR DEATH ON 12/31/2025	CHANGE OF CONTROL ON 12/31/2025
Cindy B. Taylor	Compensation:				
	Cash Severance[1]	$ 2,983,125	$ 4,971,875	$ —	$ —
	Stock Awards[2]	6,471,064	6,471,064	6,471,064	6,471,064
	Cash-Based Performance Awards[3]	2,600,000	2,600,000	2,600,000	2,600,000
	Benefits & Perquisites:				
	Health and Welfare Benefits[4]	23,830	35,745	—	—
	Outplacement Assistance[5]	—	138,750	—	—
	Tax Gross Up	—	—	—	—
Total		$ 12,078,019	$ 14,217,434	$ 9,071,064	$ 9,071,064
Lloyd A. Hajdik	Compensation:				
	Cash Severance[1]	$ 940,500	$ 1,881,000	$ —	$ —
	Stock Awards[2]	2,378,220	2,378,220	2,378,220	2,378,220
	Cash-Based Performance Awards[3]	937,500	937,500	937,500	937,500
	Benefits & Perquisites:				
	Health and Welfare Benefits[4]	23,830	35,745	—	—
	Outplacement Assistance[5]	—	74,250	—	—
Total		$ 4,280,050	$ 5,306,715	$ 3,315,720	$ 3,315,720

EXECUTIVE BENEFITS AND PAYMENTS UPON SEPARATION		POTENTIAL PAYMENTS UPON TERMINATION AND CHANGE OF CONTROL			
		INVOLUNTARY NOT FOR CAUSE TERMINATION WITHOUT A CHANGE OF CONTROL ON 12/31/2025	TERMINATION WITH A CHANGE OF CONTROL ON 12/31/2025	DISABILITY, RETIREMENT, OR DEATH ON 12/31/2025	CHANGE OF CONTROL ON 12/31/2025
Philip S. Moses	Compensation:				
	Cash Severance[1]	$ 940,500	$ 1,881,000	$ —	$ —
	Stock Awards[2]	2,378,220	2,378,220	2,378,220	2,378,220
	Cash-Based Performance Awards[3]	937,500	937,500	937,500	937,500
	Benefits & Perquisites:				
	Health and Welfare Benefits[4]	23,830	35,745	—	—
	Outplacement Assistance[5]	—	74,250	—	—
Total		$ 4,280,050	$ 5,306,715	$ 3,315,720	$ 3,315,720
Brian E. Taylor	Compensation:				
	Cash Severance[1]	$ 525,300	$ 1,050,600	$ —	$ —
	Stock Awards[2]	769,038	769,038	769,038	769,038
	Cash Awards[6]	—	150,000	150,000	150,000
	Benefits & Perquisites:				
	Health and Welfare Benefits[4]	23,830	35,745	—	—
	Outplacement Assistance[5]	—	52,530	—	—
Total		$ 1,318,168	$ 2,057,913	$ 919,038	$ 919,038

[1] Cash severance based on base salary level as of December 31, 2025.

[2] Reflects the value of unvested restricted stock awards and stock-based performance awards as of December 31, 2025 that would be accelerated as a result of the separation event based on the Company's stock price of $6.77, which was the closing market price of the Company's common stock as of December 31, 2025. Stock-based performance awards have been quantified assuming that the performance period ended on December 31, 2025 and that the performance level achievement would have been at target for the 2023, 2024 and 2025 awards. In addition, the amounts reported in the "Stock Awards" row would be realized by our Named Executive Officers in the event of the occurrence of a Change of Control (without the occurrence of a qualified termination) or upon our Named Executive Officer's death or disability, in each case, occurring on December 31, 2025. Retirement payments are only applicable to stock-based performance awards as described above - $2,676,249 for Ms. C. Taylor and $973,032 for each of Mr. Hajdik and Mr. Moses.

[3] Reflects the value of unvested cash-based performance awards as of December 31, 2025. Cash-based performance awards have been reported assuming that the performance period ended on December 31, 2025 and that the performance level achievement was at target for the 2023, 2024 and 2025 awards (which may differ from the amounts reflected as of December 31, 2025 in the Outstanding Equity Table at 2025 Fiscal Year End above).

[4] Reflects the estimated lump-sum present value of all future premiums which will be paid on behalf of the Named Executive Officer under the Company's health and welfare benefit plans for the applicable continuation period specified in the Executive Agreements.

[5] Reflects the maximum amount of outplacement assistance that would be provided for the Named Executive Officer pursuant to the Executive Agreement.

[6] Reflects the value of cash-based long-term incentive awards. Other than in the event of a Change of Control, the value of cash-based long-term incentive awards disclosed will only occur upon Mr. B. Taylor's death. The unvested cash-based long-term incentive awards are forfeited upon Mr. B. Taylor's retirement and otherwise continue to vest according to the vesting schedule in the event Mr. B. Taylor becomes disabled, so long as he remains an employee of the Company.

Pay Versus Performance

Compensation Actually Paid Versus Performance Table

As required by Item 402(v) of Regulation S-K, we are providing the following information regarding the relationship between executive compensation and the Company's financial performance for each of the five years in the period ended December 31, 2025. In determining "compensation actually paid" to its Named Executive Officers pursuant to the applicable SEC rules, the Company is required to make certain adjustments to the executive compensation amounts reported in the Summary Compensation Table included in this Proxy Statement.

To determine the "actual" compensation paid to our Chief Executive Officer and the average "actual" compensation paid to our other Named Executive Officers, the adjustments described and quantified below were made related to equity compensation amounts reported in the Summary Compensation Table.

For each year presented in the following tables, the grant date fair value of equity awards reported in the Summary Compensation Table were deducted and the following adjustments were added back or subtracted, as applicable:

- the December 31 fair value of equity awards granted during the year that were unvested at the end of the year;
- the change in fair value of any awards granted in prior years that were unvested at the end of the year;
- for awards granted in prior years that vested during the year, the change in the fair value from the end of the prior year to the vesting date; and
- for awards granted in prior years that were forfeited (e.g. due to failure to meet the applicable vesting conditions), the fair value (if any) of the award at the end of the prior year was deducted.

For awards that vest based on performance conditions, the value was determined using probable valuation assumptions as of each applicable valuation date. As the Company's Named Executive Officers do not participate in any defined benefit (i.e. pension) plans, no related adjustments were required to amounts reported in the Summary Compensation Table totals.

The following table summarizes compensation values reported in the Summary Compensation Table for our Chief Executive Officer and the average for our other Named Executive Officers, as compared to "compensation actually paid" and the Company's financial performance for each of the five years in the period ended December 31, 2025:

YEAR	SUMMARY COMPENSATION TABLE TOTAL FOR CEO($)	COMPENSATION ACTUALLY PAID TO CEO($)[1]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR OTHER NEOS ($)[2]	AVERAGE COMPENSATION ACTUALLY PAID TO OTHER NEOS($)[2]	CUMULATIVE TSR[3]	PEER GROUP CUMULATIVE TSR[4]	NET INCOME (LOSS) (in millions)	CONSOLIDATED ADJUSTED EBITDA[5] (in millions)
2025	$ 5,079,386	$ 6,582,976	$ 1,762,838	$ 2,191,651	$ 135	$ 196	$ (109.4)	$ 83.4
2024	4,881,248	4,100,619	1,578,552	1,349,836	101	182	(11.3)	77.0
2023	5,126,521	4,464,232	1,656,697	1,484,105	135	162	12.9	87.8
2022	5,584,250	7,421,144	1,832,523	2,297,346	149	150	(9.5)	74.0
2021	4,761,053	4,904,405	1,234,400	1,325,808	99	105	(64.0)	38.1

[1] The following table provides a tabular reconciliation between the totals presented in the Summary Compensation Table and total "compensation actually paid" to our CEO (presented above) for 2025, 2024, 2023, 2022 and 2021. Our CEO, Cindy B. Taylor, was the sole Principal Executive Officer ("PEO") for purposes of this disclosure in each of the five years presented.

	2025	2024	2023	2022	2021
CEO/PEO SUMMARY COMPENSATION TABLE TOTALS	$ 5,079,386	$ 4,881,248	$ 5,126,521	$ 5,584,250	$ 4,761,053
Add (Subtract):					
Fair value of equity awards granted during the year from the Summary Compensation Table	(2,400,003)	(2,700,000)	(2,700,004)	(2,699,998)	(2,699,999)
Fair value at year end of equity awards granted during the year	3,025,703	2,239,672	2,012,407	3,084,531	2,604,364
Change in fair value of equity awards granted in prior years that were unvested as of the end of the year	749,857	(98,793)	(449,527)	1,221,323	(7,783)
Change in fair value of equity awards granted in prior years that vested during the year	128,033	(221,508)	474,835	231,038	246,770
Equity awards granted in prior years that were forfeited during the year	—	—	—	—	—
Total Equity Award Related Adjustments	1,503,590	(780,629)	(662,289)	1,836,894	143,352
COMPENSATION ACTUALLY PAID TOTALS	$ 6,582,976	$ 4,100,619	$ 4,464,232	$ 7,421,144	$ 4,904,405

Compensation Discussion and Analysis

(2) The following table provides a tabular reconciliation between the average of totals presented in the Summary Compensation Table and average total "compensation actually paid" to other NEOs (presented above) for 2025, 2024, 2023, 2022 and 2021. The calculation for 2024, 2023 and 2022 includes compensation paid to Lloyd A. Hajdik, Philip S. Moses and Brian E. Taylor. Compensation paid to Christopher E. Cragg is also included in the calculations of the averages for 2021 as he was a NEO prior to his departure from the Company in March 2021.

	2025	2024	2023	2022	2021
NON-PEO/OTHER NEOs AVERAGE SUMMARY COMPENSATION TABLE TOTALS	$ 1,762,838	$ 1,578,552	$ 1,656,697	$ 1,832,523	$ 1,234,400
Add (Subtract):					
Fair value of equity awards granted during the year from the Summary Compensation Table	$ (749,999)	(725,001)	(725,001)	(725,000)	(491,251)
Fair value at year end of equity awards granted during the year	945,530	601,394	540,369	828,254	468,666
Change in fair value of equity awards granted in prior years that were unvested as of the end of the year	198,523	(44,360)	(111,888)	297,515	(1,670)
Change in fair value of equity awards granted in prior years that vested during the year	34,759	(60,749)	123,928	64,054	115,663
Equity awards granted in prior years that were forfeited during the year	—	—	—	—	—
Total Equity Award Related Adjustments	428,813	(228,716)	(172,592)	464,823	91,408
AVERAGE COMPENSATION ACTUALLY PAID TOTALS	$ 2,191,651	$ 1,349,836	$ 1,484,105	$ 2,297,346	$ 1,325,808

(3) Cumulative TSR disclosed represents the measurement period value of an investment of $100 in the Company's stock. Beginning period stock price measurement date of 12/31/2020 and end of period stock price as of 12/30/2021, 12/29/2022,12/31/2023, 12/31/2024 and 12/31/2025.

(4) Peer Group TSR disclosed represents the measurement period value of an investment of $100 in the Peer Group's stock based on a weighted average market capitalization as of the market close on 12/31/2020. Beginning period stock price measurement date of 12/31/2020 and end of period stock price as of 12/30/2021, 12/29/2022,12/31/2023, 12/31/2024 and 12/31/2025.

The Company's peer group for 2025 included Archrock, Inc., Core Laboratories N.V., Expro Group Holdings N.V., Forum Energy Technologies, Inc., Helix Energy Solutions Group, Inc., Innovex International, Inc. (formerly Dril-Quip, Inc.), NPK International, Inc. (formerly Newpark Resources, Inc.), Oceaneering International, Inc., ProPetro Holding Corp., RPC, Inc., Select Water Solutions, Inc. and TETRA Technologies, Inc. The peer group for 2025 included the removal of Diamond Offshore Drilling, Inc. due to its acquisition by Noble Corporation plc. Cumulative TSR was $196 for 2025 using the Company's 2024 peer group.

The Company's peer group for 2024 included Archrock, Inc., Core Laboratories N.V., Diamond Offshore Drilling, Inc. (subsequently removed during 2024 due to its acquisition by Noble Corporation plc), Expro Group Holdings N.V., Forum Energy Technologies, Inc., Helix Energy Solutions Group, Inc., Innovex International, Inc. (formerly Dril-Quip, Inc.), NPK International, Inc. (formerly Newpark Resources, Inc.), Oceaneering International, Inc., ProPetro Holding Corp., RPC, Inc., Select Water Solutions, Inc. and TETRA Technologies, Inc. The peer group for 2024 included the removal of Helmerich & Payne, Inc. due to its larger size and concentrated U.S. operations and the removal of NexTier Oilfield Solutions, Inc. due to its merger with Patterson-UTI Energy. It also included the addition of Diamond Offshore Drilling, Inc. (subsequently removed during 2024 due to its acquisition by Noble Corporation plc) and ProPetro Holding Corp.

The Company's peer group for 2023 and 2022 included, as applicable, Archrock, Inc., Core Laboratories N.V., Dril-Quip, Inc., Expro Group Holdings N.V., Forum Energy Technologies, Inc., Helix Energy Solutions Group, Inc., Helmerich & Payne, Inc., Newpark Resources, Inc., NexTier Oilfield Solutions Inc. (removed during 2023 due to its acquisition by Paterson-UTI Energy, Inc.), Oceaneering International, Inc., RPC, Inc., Select Water Solutions, Inc. (formerly Select Energy Services, Inc.) and TETRA Technologies, Inc. The peer group for 2022 included the removal of Superior Energy Services, Inc. due to limited disclosures for the new management team members post-emergence from bankruptcy and the removal of Exterran Corporation due to its acquisition by Enerflex Ltd. It also included the addition of NexTier Oilfield Solutions Inc. and TETRA Technologies, Inc.

The Company's peer group for 2021 included Archrock, Inc., Core Laboratories N.V., Dril-Quip, Inc., Expro Group Holdings N.V. (formerly Frank's International N.V.), Exterran Corporation, Forum Energy Technologies, Inc., Helix Energy Solutions Group, Inc., Helmerich & Payne, Inc., Newpark Resources, Inc., Oceaneering International, Inc., RPC, Inc., Select Energy Services, Inc. and Superior Energy Services, Inc. The 2021 peer group included the removal of ChampionX Corporation due to its revenue level following its merger with Apergy Corporation and the addition of Select Energy Services, Inc.

The Company's peer group for 2020 included Archrock, Inc., ChampionX Corporation (formerly Apergy Corporation), Core Laboratories N.V., Dril-Quip, Inc., Exterran Corporation, Forum Energy Technologies, Inc., Frank's International N.V., Helix Energy Solutions Group, Inc., Helmerich & Payne, Inc., Newpark Resources, Inc., Oceaneering International, Inc., RPC, Inc., and Superior Energy Services, Inc. The 2020 peer group included the removal of Key Energy Services, Inc. due to its restructuring and the addition of Apergy Corporation.

(5) The Company uses Consolidated Adjusted EBITDA to compare and to monitor the performance of the Company and its business segments to other comparable public companies and as a benchmark for the award of incentive compensation under its annual incentive compensation plan. The term Consolidated Adjusted EBITDA consists of net income (loss) plus net interest expense, taxes, depreciation and amortization expense, impairments of assets, and facility consolidation/closure and other charges, less gains on the sale of a previously idled property and extinguishments of debt.

As shown in the tables above, changes in the market price of the Company's common stock following the date of grant can significantly impact the level of "compensation actually paid" to the Company's Named Executive Officers. To assist in understanding changes in the fair value of equity awards, the following table provides the closing market prices of the Company's common stock as of the last trading day for each of 2025, 2024, 2023, 2022, 2021 and 2020.

	12/31/2025	12/31/2024	12/29/2023	12/30/2022	12/31/2021	12/31/2020
Closing Market Price of OIS Common Stock	$ 6.77	$ 5.06	$ 6.79	$ 7.46	$ 4.97	$ 5.02

Primary Financial Performance Measures

The following table provides a summary of the financial performance measures used to link executive compensation actually paid to the Company's performance in 2025.

Financial Performance Measures
Consolidated Adjusted EBITDA
Consolidated Cash Flow From Operations
Three-Year Cumulative Consolidated Adjusted EBITDA
Three-Year Relative Stock Price Performance

Discussion of Relationship Between Pay and Performance

The following table shows the relationship between "compensation actually paid" to our Chief Executive Officer and the average "compensation actually paid" to our other Named Executive Officers and the Company's performance in 2025, 2024, 2023, 2022 and 2021.

($ in millions, except common stock price)	Year ended December,					Year-over-Year Changes			
	2025	2024	2023	2022	2021	2025 vs 2024	2024 vs 2023	2023 vs 2022	2022 vs 2021
Financial Results:									
Net Income (Loss)	$ (109.4)	$ (11.3)	$ 12.9	$ (9.5)	$ (64.0)	n.m.	n.m.	n.m.	n.m.
Consolidated Adjusted EBITDA	$ 83.4	$ 77.0	$ 87.8	$ 74.0	$ 38.1	8%	(12%)	19%	94%
Total Stockholders' Return:									
Oil States	$ 135	$ 101	$ 135	$ 149	$ 99	34%	(25%)	(9%)	50%
Peer Groups	$ 196	$ 182	$ 162	$ 150	$ 105	8%	12%	8%	43%
Compensation Actually Paid to:									
CEO	$ 6.6	$ 4.1	$ 4.5	$ 7.4	$ 4.9	61%	(8%)	(40%)	51%
Other NEOs (average)	$ 2.2	$ 1.3	$ 1.5	$ 2.3	$ 1.3	62%	(9%)	(35%)	73%
Oil States Common Stock Price:									
Beginning of Year	$ 5.06	$ 6.79	$ 7.46	$ 4.97	$ 5.02				
End of Year	6.77	5.06	6.79	7.46	4.97				
Change in Stock Price	34%	(25%)	(9%)	50%	(1)%				

2021 Discussion

While customer-driven activity improved in 2021 from the low levels of 2020, the Company's reported results and stock price performance in 2021 continued to reflect the negative impact of the global response to the COVID-19 pandemic, ongoing uncertainties related to future crude oil demand and supply, market pressures driving increased capital discipline and, to a lesser extent, supply chain disruptions. During 2021, the Company continued its restructuring efforts, closed additional facilities and exited certain underperforming service offerings. Additionally, the Company completed two significant financing transactions, which served to extend the maturity profile of the Company's debt and provide greater access to liquidity. While significant accomplishments were realized in 2021, "compensation actually paid" to the Company's Chief Executive Officer and other Named Executive Officers only increased from 2020 due primarily to there being no further material declines in the Company's stock price year-over-year leading to a reduction in the amount of unrealized losses incurred. See the reconciliations above for further details regarding the impact of unrealized losses on unvested equity awards between 2020 and 2021.

Compensation Discussion and Analysis

2022 Discussion

The Company's financial results and stock price performance improved significantly in 2022 – driven by increased capital investments by our customers, together with internal cost reduction and strict capital discipline measures and other corporate actions. Similarly, "compensation actually paid" to each of the Company's Named Executive Officers increased from 2021 levels due primarily to an increase in the fair value of unvested equity awards and, to a lesser extent, short-term cash incentives earned associated with the Company exceeding annual financial performance goals established at the beginning of 2022.

2023 Discussion

The Company's financial results continued to improve in 2023, driven by growth in offshore and international spending, partially offset by an industry-wide decline in U.S. well completions. Despite this improvement, the Company stock price performance declined due to macro-economic conditions triggering reductions in commodity prices. While significant accomplishments were achieved in 2023, "compensation actually paid" to each of the Company's Named Executive Officers decreased from 2022 levels due to decreases in the fair value of unvested equity awards and short-term cash incentives earned, partially offset by an increase in payouts under the cash-based performance awards (payouts earned for awards related to the 2021 – 2023 performance period were at 55% of target level performance, while there were no payouts earned for the 2020 – 2022 period).

2024 Discussion

Our operating results for 2024 (which included significant asset impairment and restructuring charges, partially offset by a gain associated with the sale of a previously idled facility) reflect the impact of operators' continued investment in offshore and international projects and associated backlog conversion, partially offset by a decline in land-based investments by our U.S. customers, competitive market conditions and management's decision to exit certain underperforming locations and service offerings in the United States. While significant accomplishments were achieved in 2024, "compensation actually paid" to each of the Company's Named Executive Officers decreased from 2023 levels due to declines in the fair value of unvested equity awards and reductions in short-term cash incentives earned, partially offset by an increase in payouts under the cash-based performance awards (payouts earned for awards related to the 2022 – 2024 performance period were at 67% of target level performance).

2025 Discussion

The Company's operating results in 2025 (which included significant asset impairment and restructuring charges) reflect management's decision to exit certain underperforming service offerings in the United States as well as the effect of reduced spending by customers operating in the United States in response to lower crude oil prices, competitive market conditions and increased U.S. tariffs on imported goods. Partially offsetting these trends were stronger offshore and international project activity, supported by backlog growth. Despite weaker market conditions and higher tariffs, the Company expanded returns and grew Adjusted EBITDA by 8% to $83 million in 2025 through its restructuring efforts. "Compensation actually paid" to each of the Company's Named Executive Officers in 2025 increased from 2024 levels due to increases in: the fair value of unvested equity awards (compared to declines experienced in 2024); short-term cash incentives earned (85% of target level payout); and payouts under the cash-based performance awards (payouts earned for awards related to the 2023 – 2025 performance period were at 83% of target level performance). See "Executive Summary" beginning on page 36 for further discussion of 2025 accomplishments and priorities.

2025 CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Ms. C. Taylor. Due to headcount reductions made as part of the ongoing restructuring efforts in 2025, we determined our employee population experienced a significant change leading us to recalculate our median employee compensation. The amounts and ratios described below have been prepared pursuant to applicable rules. Although some amounts may represent actual dollars paid to our Chief Executive Officer or that would be paid to our hypothetical median employee, other amounts are estimates based on certain assumptions or they may represent dollar amounts recognized for financial statement reporting purposes in accordance with accounting rules, but do not represent actual dollars received (e.g., dollar values of our Chief Executive Officer's stock awards). The explanations herein contain important estimates, assumptions and other information regarding our Chief Executive Officer pay ratio disclosures.

For 2025, our last completed fiscal year:

- Ms. C. Taylor had total annual compensation of $5,079,386 as reflected in the Summary Compensation Table included in this Proxy Statement.

- Our median employee's annual total compensation was $53,239.

- As a result, we estimate that Ms. C. Taylor's 2025 annual total compensation was approximately 95 times that of our median employee.

To identify the median employee, we took the following steps:

- We determined that, as of December 31, 2025, our employee population consisted of 2,172 individuals (as reported in Item 1, Business, in our 2025 Form 10-K). This population consisted of our full-time and part-time employees (including both active employees and employees on leave as of December 31, 2025).

- We selected December 31, 2025, as our identification date for determining our median employee because it enabled us to make such identification in a reasonably efficient and economic manner utilizing 2025 annual compensation amounts.

- We used a consistently applied compensation measure to identify our median employee by comparing the actual amount of salary or wages as reflected in our payroll records. Compensation was not annualized for employees that were not employed by us for all of 2025

- For all employees located outside of the United States, we obtained similar payroll records and converted such information into U.S. dollars using the year-end currency exchange rate.

To determine the annual total compensation of our median employee and our CEO in 2025, we took the following steps:

- After we identified our median employee, we combined all of the elements of such employee's compensation for the 2025 year in accordance with the requirements of Item 402(c)(2) (x) of Regulation S-K, resulting in annual total compensation of $53,239.

- With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of our 2025 Summary Compensation Table included in this Proxy Statement.

Equity Compensation Plan Information

The table below provides information relating to our equity compensation plan information for the Second Amended and Restated Equity Participation Plan as of December 31, 2025:

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS ($)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN FIRST COLUMN)
Equity compensation plans approved by security holders[1]	n.a.	n.a.	2,889,726
Equity compensation plans not approved by security holders	n.a.	n.a.	n.a.
Total	n.a.	n.a.	2,889,726

[1] The Second Amended and Restated Equity Participation Plan was approved by our stockholders. As of February 28, 2025, all outstanding stock options have expired.



Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed Deloitte & Touche LLP ("Deloitte"), an independent registered public accounting firm, to audit the consolidated financial statements of the Company for the year ending December 31, 2026, in accordance with its charter. The Audit Committee's decision to appoint Deloitte our independent auditor was based on the following considerations: knowledge of the manufacturing and services industry, global capabilities and technical expertise, auditor independence and objectively, and the potential benefit of rotating to another independent audit firm. Based on these considerations, the Audit Committee believes that the selection of Deloitte is in the best interest of the Company and its stockholders. Therefore, the Audit Committee recommends that stockholders ratify the appointment of Deloitte. Ratification will require the affirmative vote of a majority of the voting power of the shares present or represented by proxy at the Annual Meeting and entitled to be voted on the matter. Although ratification of Deloitte as the Company's independent registered public accounting firm for the year ending December 31, 2026 is not required by our bylaws or otherwise, our Board of Directors is submitting the selection of Deloitte to our stockholders for ratification as a matter of good corporate practice. Although this vote is not binding on the Board or the Audit Committee, if the selection of Deloitte is not ratified, the Audit Committee may reconsider its decision.

Change in Independent Registered Accounting Firm

On February 27, 2025, the Audit Committee dismissed Ernst & Young LLP ("EY") as the Company's independent registered public accounting firm.

During the Company's fiscal year ended December 31, 2024 during the subsequent interim period from January 1, 2025 through February 27, 2025, (i) there were no disagreements with EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to EY's satisfaction, would have caused EY to make reference to the subject matter of the disagreement in connection with its reports and (ii) there were no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K.

We previously provided EY with a copy of the above disclosures as included in our Current Report on Form 8-K filed with the SEC on March 4, 2025, and requested EY to furnish us with a letter addressed to the SEC stating whether EY agreed with the statements made by us in response to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. A copy of EY's letter, dated March 4, 2025, is attached as Exhibit 16.1 to that Current Report on Form 8-K, and is incorporated herein by reference.

The audit reports of EY on the consolidated financial statements of the Company for the fiscal year ended December 31, 2024 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

On February 27, 2025, the Audit Committee approved the engagement of Deloitte as its new independent registered public accounting firm. Deloitte's appointment will be for the Company's fiscal year ending December 31, 2025.

During the Company's fiscal year ended December 31, 2024, and for the subsequent interim period through February 27, 2025, neither the Company nor anyone on its behalf consulted Deloitte regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of the Company, in connection with which neither a written report nor oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

Audit Fee Disclosure

The following table shows the aggregate fees billed by Deloitte for services rendered in 2025:

	2025 ($ IN THOUSANDS)
Audit Fees	1,765
Audit-Related Fees	2
Tax Fees	—
All Other Fees	—
Total	1,767

Audit Fees. Audit fees relate primarily to the audit and quarterly reviews of the consolidated financial statements, the audit of internal controls over financial reporting, audits of subsidiaries, statutory audits of subsidiaries required by governmental or regulatory bodies, attestation services required by statute or regulation, comfort letters, consents, assistance with and review of documents filed with the SEC, work performed by tax professionals in connection with the audit and quarterly reviews, and accounting and financial reporting consultations and research work necessary to comply with accounting consultations billed as audit services, in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB").

Audit-Related Fees. Fees for audit-related services relate primarily to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements not reported above under "Audit Fees", and principally include non-audit procedures in connection with acquisitions, accounting consultations, and internal control reviews.

Tax Fees. Tax fees include fees for professional services provided for tax compliance, tax advice and tax planning, except those rendered in connection with the audit. The charter of the Audit Committee provides that the Audit Committee is responsible for the pre-approval of all auditing services and permitted non-audit services to be performed for the Company by our independent registered public accounting firm in order to verify that the provision of such services does not impair the registered public accounting firm's independence. The Audit Committee has adopted the Audit Committee Pre-Approval Policy, pursuant to which the Audit Committee has granted general pre-approval of the specified audit, audit-related, tax and other permitted services. The pre-approval policy provides that the Audit Committee must be promptly informed of the provision of any pre-approved services. Services to be provided by our independent registered public accounting firm that have not received general pre-approval, as set forth in the pre-approval policy, require specific pre-approval by the Audit Committee and must be submitted to the Audit Committee by the Chief Financial Officer or the Senior Vice President, Controller and Chief Accounting Officer. All services rendered by Deloitte were subject to our pre-approval policy. The Company has not agreed to indemnify Deloitte in connection with any of their work.

The Company has a policy that the hiring of any alumni of the Company's registered independent accounting firm must be pre-approved by either the Chief Financial Officer or the Senior Vice President, Controller and Chief Accounting Officer to promote compliance with independence regulations.

It is expected that one or more representatives of Deloitte will be available to participate in the 2026 annual meeting and will be given the opportunity to make a statement if they so desire. It also is expected that the representative(s) will be available to respond to appropriate questions from the stockholders.

Audit Committee Report

The Audit Committee: (1) reviewed and discussed with management Oil States' audited financial statements for the year ended December 31, 2025; (2) discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission; (3) received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence; and (4) discussed with the independent registered public accounting firm the independent registered public accounting firm's independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2025, be included in the Oil States' Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

The Audit Committee:

Hallie A. Vanderhider, Chair
Denise Castillo-Rhodes
Darrell E. Hollek

February 18, 2026

Vote Required

Ratification of Deloitte as the Company's independent registered public accounting firm for the year ending December 31, 2026 will require the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter.

For purposes of voting on the ratification of the selection of our independent registered public accounting firm, abstentions will have the same effect as a vote against the proposal.

 **The Board of Directors recommends that stockholders vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026.**

Security Ownership

The following table sets forth, as of March 18, 2026 (except as otherwise indicated), information regarding common stock beneficially owned by:

- each person we know to be the beneficial owner of more than five percent of our outstanding shares of common stock;
- each of our Named Executive Officers;

- each of our directors, including nominees; and
- all current directors and executive officers as a group.

To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

NAME AND ADDRESS OF BENEFICIAL OWNERS[1][8]	BENEFICIAL OWNERSHIP	
	SHARES	PERCENTAGE[2]
BlackRock, Inc.[3]	4,596,903	7.6%
50 Hudson Yards New York, NY 10001		
The Vanguard Group[4]	4,305,638	7.2%
100 Vanguard Blvd Malvern, PA 19355		
Dimensional Fund Advisors LP[5]	3,198,279	5.3%
6300 Bee Cave Road, Building One Austin, TX 78746		
Cindy B. Taylor[6]	2,205,388	3.7%
Lloyd A. Hajdik[6]	670,605	1.1%
Philip S. Moses[6]	723,987	1.2%
Brian E. Taylor[6]	212,521	*
Denise Castillo-Rhodes	123,950	*
Lawrence R. Dickerson[7]	53,231	*
Darrell E. Hollek	146,584	*
Robert L. Potter[7]	163,992	*
Hallie A. Vanderhider	144,106	*
E. Joseph Wright	146,544	*
All directors and executive officers as a group (10 persons)[6]	4,590,908	7.6%

* Less than one percent.

[1] Unless otherwise indicated, the address of each beneficial owner is c/o Oil States International, Inc., Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002.

[2] Based on total shares outstanding of 60,199,807 as of March 18, 2026.

[3] Based on a Schedule 13G-A (Amendment No. 5) filed on April 24, 2025 with the SEC pursuant to the Exchange Act, the shares reported represent the aggregated beneficial ownership by BlackRock, Inc. ("BlackRock") and certain of its affiliates. BlackRock may be deemed to have sole voting power with respect to 4,521,113 shares and sole dispositive power with respect to 4,596,903 shares. BlackRock has no shared voting or dispositive power with respect to any of the shares shown.

[4] Based on a Schedule 13G-A (Amendment No. 15) filed on July 29, 2025 with the SEC pursuant to the Exchange Act, the shares reported represent the aggregated beneficial ownership by The Vanguard Group ("Vanguard"). Vanguard may be deemed to have no sole voting power and sole dispositive power with respect to 4,109,346 shares. Vanguard has shared voting power with respect to 172,386 shares and shared dispositive power with respect to 196,292 shares.

[5] Based on a Schedule 13G filed on April 15, 2025 with the SEC pursuant to the Exchange Act, the shares reported represent the aggregated beneficial ownership by Dimensional Fund Advisors LP ("Dimensional"). Dimensional may be deemed to have sole voting power with respect to 3,128,241 shares and sole dispositive power with respect to 3,198,279 shares. Dimensional has no shared voting or dispositive power with respect to any of the shares shown.

[6] Includes time-based restricted stock currently unvested and outstanding, regardless of whether such shares may be acquired within 60 days, as follows: Ms. C. Taylor—456,994; Mr. Hajdik—174,244; Mr. Moses—174,244; Mr. B. Taylor—100,447; and all directors and executive officers combined—1,061,854. Does not include performance share units.

[7] Excludes deferred stock unit awards.

[8] Excludes Matthew E. Autenrieth, the Company's current Vice President of Finance and Assistant Treasurer, who has been appointed to succeed Mr. Hajdik as Executive Vice President, Chief Financial Officer and Treasurer, effective as of May 1, 2026.

Information About the Meeting and Voting

Solicitation

The following information is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Oil States International, Inc., a Delaware corporation, regarding matters to be voted on at the Annual Meeting of the Company, which will be held virtually at www.meetnow.global/MXH49RR on the 12th day of May, 2026, at 9:00 a.m. central daylight time, for the following purposes:

(1) To elect the two (2) Class I members of the Board of Directors named in the Proxy Statement to serve until the 2029 Annual Meeting of Stockholders;

(2) To conduct an advisory vote to approve executive compensation;

(3) To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026; and

(4) To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

If you are a stockholder of record, you may revoke your proxy at any time before it is exercised by: (1) sending a written statement revoking your proxy to William E. Maxwell, Corporate Secretary, Oil States International, Inc., Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002; (2) timely submitting a properly signed proxy with new voting instructions with a later date; or (3) voting virtually at the Annual Meeting. If your shares are held in street name and you vote by proxy, you may change your vote by submitting new voting instructions to your bank, banker or nominee in accordance with the entity's procedures. If you return your signed proxy to us before the Annual Meeting, we will vote your shares as you direct.

If you do not specify on your signed proxy card how you want to vote your shares, we will vote them "FOR" the election of the nominees for director as set forth under "Item 1: Election of Directors" on page 12; "FOR" the approval of executive compensation set forth under "Item 2: Advisory Vote on Executive Compensation" on page 34; and "FOR" the ratification of the appointment of Deloitte & Touche LLP as independent registered public accounting firm as set forth under "Item 3: Ratification of Appointment of Independent Registered Public Accounting Firm" on page 66. If any other business is brought before the meeting, any unspecified proxies will be voted in accordance with the judgment of the persons voting those shares.

The cost of soliciting proxies will be paid by the Company. In addition to the use of the mail, proxies may be solicited by the directors, officers and employees of the Company without additional compensation, by personal interview, telephone, telegram, or other means of electronic communication. Arrangements also may be made with brokerage firms and other custodians, dealers, banks and trustees, or their nominees who hold the voting securities of record, for sending proxy materials to beneficial owners. Upon request, the Company will reimburse the brokers, custodians, dealers, banks, or their nominees for their reasonable out-of-pocket expenses. In addition, the Company has retained Sodali & Co. to assist in the solicitation of proxies for which the Company will pay an estimated fee of $12,500. Computershare, the Company's transfer agent, will serve as the inspector of election for the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting To Be Held on May 12, 2026

Pursuant to the "notice and access" rules adopted by the SEC we have elected to provide stockholders access to our proxy materials over the internet. The approximate date on which this Proxy Statement, accompanying Notice of 2026 Annual Meeting of Stockholders (the "Notice") and proxy card, and the Company's 2025 Annual Report on Form 10-K are first being made available to stockholders at www.investorvote.com/OIS is March 31, 2026. The Notice will be sent to all of our stockholders as of the close of business on March 18, 2026 (the "Record Date"). The Notice includes instructions on how to access our proxy materials over the internet and how to request a printed copy of these materials. In addition, by following the instructions in the Notice, stockholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. Choosing to receive your future proxy materials by e-mail will save the Company the cost of printing and mailing documents to you and will reduce the

impact of the Company's Annual Meetings of Stockholders on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

The Company's Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on March 4, 2026 is available to all stockholders entitled to vote at the Annual Meeting at www.investorvote.com/OIS but does not constitute a part of the proxy soliciting material.

This Proxy Statement and the form of proxy are first being made available to stockholders beginning March 31, 2026 at www.investorvote.com/OIS.

Quorum and Voting Rights

Oil States International, Inc. has one outstanding class of security that entitle holders to vote at meetings of the Company's stockholders, its common stock, par value $.01 per share. Each share of common stock outstanding on the record date is entitled to one vote. Stockholders may not cumulate their votes. There are no matters that require a supermajority vote under our certificate of incorporation. Our bylaws permit amendment by a majority vote of stockholders.

The record date for the stockholders entitled to notice of and to vote at the Annual Meeting was the close of business on March 18, 2026. At the record date, 60,199,807 shares of common stock were outstanding and entitled to be voted at the Annual Meeting.

The presence, in person or by proxy, of the holders of a majority of the voting power of all outstanding shares of the Company entitled to vote generally in the election of directors as of the record date is necessary to constitute a quorum at the Annual Meeting. If a quorum is not present, the chair of the meeting or the majority of the shares so represented at the Annual Meeting have the power to adjourn the Annual Meeting from time to time, without notice other than as required by law or our bylaws. At any adjourned Annual Meeting of Stockholders at which a quorum is present, any business may be transacted that might have been transacted at the Annual Meeting of Stockholders as originally notified.

Directors will be elected by a plurality of the votes of the shares present in person or represented by proxy cast at the Annual Meeting and entitled to vote on the election of directors. A ballot for a nominee that is marked "withheld" will not be counted as vote cast. However, in accordance with the Company's Corporate Governance Guidelines, which were last amended on May 13, 2025, any director who receives a greater number of votes "withheld" form his or her election than votes "for" in an uncontested election is required to promptly tender his or her resignation for consideration by the Nominating, Governance and Sustainability Committee following certification of the stockholders vote. The Nominating, Governance and Sustainability Committee shall promptly consider the resignation offer and make a recommendation to the Board of Directors as to whether the resignation should be accepted. The Board of Directors will render its decision on the tendered resignation with the affected director abstaining. Approval of the advisory vote on executive compensation and ratification of the selection of the Company's independent registered public accounting firm each requires the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter. An automated system that the Company's transfer agent administers will tabulate the votes. Brokers who hold shares in street name for customers are required to vote shares in accordance with instructions received from the beneficial owners.

Under the applicable rules of the NYSE, brokers are permitted to vote on discretionary items if they have not received instructions from the beneficial owners, but they are not permitted to vote (a "broker non-vote") on non-discretionary items absent instructions from the beneficial owner. If you hold your shares in street name and you do not give voting instructions to your broker, pursuant to NYSE Rule 452, your broker will not be permitted to vote your shares with respect to "Item 1: Election of Directors" and "Item 2: Advisory Vote on Executive Compensation" and your shares will be considered "broker non-votes" with respect to these proposals. If you are a street name stockholder, and you do not give voting instructions, your broker will nevertheless be entitled to vote your shares with respect to "Item 3: Ratification of Appointment of Independent Registered Public Accounting Firm" in the discretion of the broker. Abstentions occur when stockholders are present at the Annual Meeting but fail to vote or voluntarily withhold their vote for any of the matters upon which the stockholders are voting. Abstentions and broker non-votes will count in determining whether a quorum is present at the Annual Meeting. Broker non-votes will not have any effect on the outcome of voting on director elections. For purposes of voting on the ratification of the selection of the Company's independent registered public accounting firm, abstentions will have the same effect as a vote against the proposal. For purposes of the advisory vote on executive compensation broker non-votes are not counted as votes with respect to the proposal and therefore will not affect the outcome of the vote on the proposal, and abstentions are treated as a vote cast and will have the same effect as a vote against the proposal.

A proxy in the accompanying form that is properly signed and returned will be voted at the Annual Meeting in accordance with the instructions on the proxy. Any properly executed proxy on which no contrary instructions have been indicated about a proposal will be voted as follows with respect to the proposal: FOR the election of the persons named in this Proxy Statement as the Board of Directors' nominees for election to the Board of Directors; FOR the approval of the advisory vote on executive compensation; FOR the ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm; and in accordance with the discretion of the holders of the proxy with respect to any other business that properly comes before the stockholders at the Annual Meeting. The Board of Directors knows of no matters, other than those previously stated, to be presented for consideration at the Annual Meeting. The persons named in the accompanying Proxy Statement may also, in their discretion, vote the proxy to adjourn the Annual Meeting from time to time.

Stockholders Sharing the Same Address

The Company is sending only one copy of its Proxy Statement to stockholders who share the same address, unless they have notified the Company that they want to continue receiving multiple copies. This practice, known as "householding," is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources. If you received householded mailing this year and you would like to have additional copies of the

Company's Proxy Statement mailed to you, or you would like to opt out of this practice for future mailings, please submit your request to the Secretary of the Company either orally to (713) 470-4863 or in writing to Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002. You may also contact the Company if you received multiple copies of the Annual Meeting materials and would prefer to receive a single copy in the future.

Stockholder Proposals and Director Nominations

Stockholders interested in submitting a proposal for inclusion in our proxy materials and for presentation at the 2027 Annual Meeting of Stockholders must follow the procedures set forth in Rule 14a-8 under the Exchange Act, and any such proposal must be received by our Secretary no later than the close of business on December 1, 2026.

As more specifically provided for in our bylaws, in order for a nomination of persons for election to our Board of Directors or a proposal of business (other than pursuant to Rule 14a-8) to be properly brought before our Annual Meeting of Stockholders, it must be either specified in our notice of the meeting or otherwise brought before the meeting by or at the direction of our Board of Directors or by a stockholder of record at the time the notice was provided, who is entitled to vote at the meeting and who complies with the notice procedures set forth in our bylaws. A stockholder making a nomination for election to our Board of Directors or a proposal of business (other than pursuant to Rule 14a-8) for the 2027 Annual Meeting of Stockholders must deliver proper notice to our Secretary at least 120 days prior to the first anniversary date of the 2026 Annual Meeting of Stockholders. In other words, for a stockholder nomination for election to our Board or a proposal of business (other than pursuant to Rule 14a-8) to be considered at the 2027 Annual Meeting of Stockholders, it should be properly delivered to our Secretary no later than January 12, 2027 (provided, however, that in the event that the date of the 2027 Annual Meeting of Stockholders is more than 30 calendar days before or more than 30 calendar days after May 12, 2027, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (A) the 120th calendar day prior to the 2027 Annual Meeting of Stockholders or (B) the 10th calendar day following the calendar day on which public announcement of the date of the meeting is first made by us).

In addition to satisfying the requirements of our bylaws, a stockholder who intends to solicit proxies in support of any director nominees other than the Company's nominees must provide written notice that sets forth the information

required by Rule 14a-19 under the Exchange Act at the time such stockholder complies with the earlier deadlines under the notice procedures of our bylaws. Thus, if a stockholder intends to solicit support of any director nominees submitted under the advance notice provisions of our bylaws for the 2027 Annual Meeting of Stockholders, then such stockholder must also provide proper written notice that sets forth all the information required by Rule 14a-19 to our Secretary at our principal executive offices no later than January 12, 2027. However, if the date of the 2027 Annual Meeting of Stockholders is more than 30 days before or after May 12, 2027, then such written notice must be delivered not later than the close of business on the later of (A) the 120th calendar day prior to the 2027 Annual Meeting of Stockholders or (B) the 10th calendar day following the calendar day on which public announcement of the date of the meeting is first made by us, unless Rule 14a-19 provides for an earlier date, in which case, such earlier date shall apply.

If we increase the number of directors to be elected at an Annual Meeting of Stockholders, and do not make a public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors at least 120 days prior to the first anniversary of the preceding year's Annual Meeting of Stockholders, a stockholder's notice regarding the nominees for the new positions created by the increase will be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to our Secretary not later than the close of business on the 10th calendar day following the day on which the public announcement is first made. Please see "Committees and Meetings—Nominating, Governance and Sustainability Committee" for information regarding the submission of director nominees by stockholders. No stockholder proposal was received for inclusion in this Proxy Statement.

Appendix A

RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL INFORMATION

ADJUSTED OPERATING INCOME[1]

(in millions)	AS OF DECEMBER 31,	
	2025	2024
Operating loss	$ (98)	$ (2)
Impairments of:		
Goodwill	—	10
Intangible assets	80	11
Fixed and lease assets	13	4
Assets held for sale	7	—
Inventories	21	—
Facility consolidation/closure and other charges	12	14
Gain on disposal of property held for sale	—	(15)
Adjusted operating income	$ 35	$ 21

ADJUSTED EBITDA[2]

(in millions)	YEAR ENDED DECEMBER,	
	2025	2024
Net loss	$ (109)	$ (11)
Net interest expense	6	8
Income tax provision	7	3
Depreciation and amortization expense	47	54
Impairments of:		
Goodwill	—	10
Intangible assets	80	11
Fixed and lease assets	13	4
Assets held for sale	7	—
Inventories	21	—
Facility consolidation/closure and other charges	12	14
Gains on disposal of property held for sale and extinguishment of convertible senior notes	—	(16)
Adjusted EBITDA	$ 83	$ 77

FREE CASH FLOW[3]

(in millions)	YEAR ENDED DECEMBER 31,	
	2025	2024
Net cash flows provided by operating activities	$ 105	$ 46
Less: Capital expenditures	(31)	(38)
Plus: Proceeds from disposition of property and equipment	12	6
Proceeds from disposition of assets held for sale	8	35
Free cash flow	$ 94	$ 49

[1] Adjusted operating income consists of operating loss plus impairments of assets and facility consolidation/closure and other charges, less a gain on the sale of an idle property. Adjusted operating income, excluding charges and credits is not a measure of financial performance under GAAP and should not be considered in isolation from or as a substitute for operating income (loss) as prepared in accordance with GAAP. The Company has included adjusted operating income, excluding charges and credits as a supplemental disclosure because its management believes that adjusted operating income, excluding charges and credits provides investors a helpful measure for comparing its operating performance with previous and subsequent periods.

[2] The term Adjusted EBITDA consists of net loss plus net interest expense, taxes, depreciation and amortization expense, impairments of assets, and facility consolidation/closure and other charges, less gains on sale of previously idled property and extinguishment of convertible senior notes. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles ("GAAP") and should not be considered in isolation from or as a substitute for net loss or cash flow measures prepared in accordance with GAAP or as a measure of profitability or liquidity. Additionally, Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. The Company has included Adjusted EBITDA as a supplemental disclosure because its management believes that Adjusted EBITDA provides useful information regarding its ability to service debt and to fund capital expenditures and provides investors a helpful measure for comparing its operating performance with the performance of other companies that have different financing and capital structures or tax rates. The Company uses Adjusted EBITDA to compare and to monitor the performance of the Company and its business segments to other comparable public companies and as a benchmark for the award of incentive compensation under its annual incentive compensation plan. The table above sets forth reconciliations of Adjusted EBITDA to net loss, which is the most directly comparable measure of financial performance calculated under GAAP.

[3] The term free cash flow consists of net cash flows provided by operating activities less capital expenditures plus proceeds from the disposition of property and equipment and assets held for sale. Free cash flow is not a measure of financial performance under GAAP and should not be considered in isolation from or as a substitute for cash flow measures prepared in accordance with GAAP. The table above sets forth reconciliations of free cash flow to net cash flows provided by operating activities, which is the most directly comparable measure of financial performance calculated under GAAP.

Cautionary Language Concerning Forward Looking Statements

This Proxy Statement contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements included herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those forward-looking statements. Such risks and uncertainties include, among others, the impact of changes in tariffs and duties on imported materials and exported finished goods, the level of supply and demand for oil and natural gas, fluctuations in the current and future prices of oil and natural gas, the level of exploration, drilling and completion activity, general global economic conditions, the cyclical nature of the oil and natural gas industry, geopolitical conflicts and tensions, the financial health of our customers, the actions of the Organization of Petroleum Exporting Countries ("OPEC") and other producing nations (together with OPEC, "OPEC+") with respect to crude oil production levels and pricing, supply chain disruptions, including as a result of natural disasters, industrial accidents, military actions, additional trade restrictions or the adoption of or increase in tariffs, or the threat thereof, the impact of environmental matters, including executive actions and regulatory efforts to adopt environmental or climate change regulations that may result in increased operating costs or reduced oil and natural gas production or demand globally, consolidation of our customers, our ability to access and the cost of capital in the bank and capital markets, our ability to develop new competitive technologies and products, and other factors discussed in the "Business" and "Risk Factors" sections of the Company's Annual Report on Form 10-K for the year ended December 31, 2025. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof, and, except as required by law, the Company undertakes no obligation to update those statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.